Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditors’ Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-122

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2025, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not present fairly in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 5, 2025, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2025

This report is effective as of May 15, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2025 (UNAUDITED) AND DECEMBER 31, 2024

	March 31, 2025	December 31, 2024

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	25,607,511	27,281,123
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 20)	23,861,998	25,202,672
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	43,011,641	43,797,745
Securities at amortized cost (Notes 4, 9, and 11)	19,064,424	19,203,177
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 35)	409,496,153	398,471,816
Investments in joint ventures and associates (Note 12)	1,748,778	1,748,810
Investment properties	459,539	450,788
Premises and equipment	3,358,169	3,370,585
Intangible assets	1,097,934	1,091,402
Assets held for sale	74,123	73,989
Net defined benefit asset (Note 18)	2,236	146,109
Current tax assets	57,146	61,613
Deferred tax assets	34,648	72,937
Derivative assets (Designated for hedging) (Notes 4,11 and 20)	182,420	175,191
Other assets (Notes 13 and 35)	4,639,544	4,605,363

Total assets	532,696,264	525,753,320

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 14 and 20)	8,504,791	9,896,597
Deposits due to customers (Notes 4,11,15 and 35)	368,475,940	366,821,156
Borrowings (Notes 4, 11 and 16)	30,378,783	30,117,031
Debentures (Notes 4, 11 and 16)	46,952,728	48,207,103
Provisions (Notes 17, 34 and 35)	612,004	611,428
Net defined benefit liability (Note 18)	39,940	5,424
Current tax liabilities	260,508	127,126
Deferred tax liabilities	775,165	858,822
Derivative liabilities (Designated for hedging) (Notes 4,11 and 20)	85,618	102,815
Other financial liabilities (Notes 4, 11, 19 and 35)	40,260,070	32,314,051
Other liabilities (Notes 19 and 35)	827,715	796,498

Total liabilities	497,173,262	489,858,051

EQUITY
Owners’ equity (Note 22)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,411,343	3,810,435
Capital surplus	934,100	934,100
Other equity	(1,402,861)	(1,400,885)
Retained earnings	26,982,519	26,950,510

	33,727,777	34,096,836

Non-controlling interests	1,795,225	1,798,433

Total equity	35,523,002	35,895,269

Total liabilities and equity	532,696,264	525,753,320

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month periods ended March 31
	2025	2024

	(Korean Won in millions)
Interest income	5,305,169	5,469,501
Financial assets at FVTPL	55,959	57,653
Financial assets at FVTOCI	351,396	304,500
Financial assets at amortized cost	4,897,814	5,107,348
Interest expense	(3,053,178)	(3,271,298)

Net interest income (Notes 24 and 35)	2,251,991	2,198,203
Fees and commissions income	708,971	689,674
Fees and commissions expense	(197,537)	(186,743)

Net fees and commissions income (Notes 25 and 35)	511,434	502,931
Dividend income (Notes 26 and 35)	69,824	66,782
Net gain on financial instruments at FVTPL (Notes 27)	202,368	515,607
Net gain on financial assets at FVTOCI (Notes 28)	33,257	20,476
Net gain arising on financial assets at amortized cost	19,805	46,119
Impairment losses due to credit loss (Notes 29 and 35)	(435,501)	(366,512)
General and administrative expense (Notes 30 and 35)	(1,306,172)	(1,031,667)
Other net operating expense (Notes 20, 30 and 35)	(477,743)	(801,250)

Operating income (Note 5)	869,263	1,150,689
Share of gain of joint ventures and associates (Note 12)	10,035	5,509
Other non-operating income and expense	(14,703)	(12,241)

Non-operating income and expense (Note 31)	(4,668)	(6,732)
Net income before income tax expense	864,595	1,143,957
Income tax expense (Note 32)	(210,039)	(305,046)
Net income	654,556	838,911

Net gain(loss) on valuation of equity securities at FVTOCI	28,987	(55,752)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	26	446
Changes in capital due to equity method	(1,110)	(1,433)
Remeasurement gain(loss) related to defined benefit plan	(114,782)	(18,501)

Items that will not be reclassified to profit or loss:	(86,879)	(75,240)

Net gain(loss) on valuation of debt securities at FVTOCI	49,642	(19,193)
Changes in capital due to equity method	1,486	(5,830)
Net gain(loss) on foreign currency translation of foreign operations	(425)	127,258
Net gain(loss) on valuation of hedges of net investments in foreign operations	2,226	(36,488)
Net gain(loss) on valuation of cash flow hedge	1,727	5,681

Items that may be reclassified to profit or loss:	54,656	71,428
Other comprehensive income (loss), net of tax	(32,223)	(3,812)
Total comprehensive income	622,333	835,099

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month periods ended March 31
	2025	2024

	(Korean Won in millions)
Net income attributable to:	654,556	838,911
Net income attributable to owners	616,691	824,001
Net income attributable to non-controlling interests	37,865	14,910

Total comprehensive income attributable to:	622,333	835,099
Comprehensive income attributable to owners	588,070	816,769
Comprehensive income attributable to non-controlling interests	34,263	18,330

Earnings per share (Note 33)
Basic and diluted earnings per share (Unit: In Korean Won)	781	1,056

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	824,001	824,001	14,910	838,911
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(74,906)	—	(74,906)	(39)	(74,945)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	491	(491)	—	—	—
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	446	—	446	—	446
Changes in capital due to equity method	—	—	—	(7,263)	—	(7,263)	—	(7,263)
Gain(loss) on foreign currency translation of foreign operations	—	—	—	123,793	—	123,793	3,465	127,258
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(36,488)	—	(36,488)	—	(36,488)
Gain on valuation of cash flow hedge	—	—	—	5,681	—	5,681	—	5,681
Remeasurement loss related to defined benefit plan	—	—	—	(18,495)	—	(18,495)	(6)	(18,501)
Transactions with owners
Dividends to common stocks	—	—	—	—	(479,057)	(479,057)	(3,460)	(482,517)
Changes in treasury stocks	—	—	7	—	(136,689)	(136,682)	—	(136,682)
Issuance of hybrid securities	—	399,012	—	—	—	399,012	—	399,012
Dividends to hybrid securities	—	—	—	—	(35,259)	(35,259)	(11,263)	(46,522)
Changes in subsidiaries’ capital	—	—	—	1,695	(1,695)	—	—	—
Others	—	—	(7,910)	40	(7)	(7,877)	(33,660)	(41,537)

March 31, 2024 (Unaudited)	3,802,676	4,010,141	927,660	(1,673,963)	25,157,273	32,223,787	1,700,556	33,924,343

January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	616,691	616,691	37,865	654,556
Net gain on valuation of financial instruments at FVTOCI	—	—	—	78,514	—	78,514	115	78,629
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	996	(996)	—	—	—
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	26	—	26	—	26
Changes in capital due to equity method	—	—	—	376	—	376	—	376
Gain(loss) on foreign currency translation of foreign operations	—	—	—	3,295	—	3,295	(3,720)	(425)
Loss on valuation of hedges of net investments in foreign operations	—	—	—	2,226	—	2,226	—	2,226
Gain on valuation of cash flow hedge	—	—	—	1,727	—	1,727	—	1,727
Remeasurement loss related to defined benefit plan	—	—	—	(114,785)	—	(114,785)	3	(114,782)
Transactions with owners
Dividends to common stocks	—	—	—	—	(488,076)	(488,076)	(992)	(489,068)
Changes in treasury stocks	—	—	—	(25,641)	—	(25,641)	—	(25,641)
Dividends to hybrid securities	—	—	—	—	(39,506)	(39,506)	(36,457)	(75,963)
Redemption of hybrid securities	—	(399,092)	—	(908)	—	(400,000)	—	(400,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	—	49,742	(49,742)	—	—	—
Others	—	—	—	—	(3,906)	(3,906)	(22)	(3,928)

March 31, 2025 (Unaudited)	3,802,676	3,411,343	934,100	(1,402,861)	26,982,519	33,727,777	1,795,225	35,523,002

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month periods ended March 31
	2025	2024

	(Korean Won in millions)
Cash flows from operating activities :
Net income	654,556	838,911
Adjustments to net income:
Income tax expense	210,039	305,046
Interest income	(5,305,169)	(5,469,501)
Interest expense	3,053,178	3,271,298
Dividend income	(69,824)	(66,782)

	(2,111,776)	(1,959,939)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	18	—
Impairment loss due to credit loss	435,501	366,512
Loss on other provisions	2,400	12,207
Retirement benefit	36,183	32,118
Depreciation and amortization	309,434	275,993
Net loss on foreign currency translation	20,345	449,838
Loss on derivatives (designated for hedge)	3,734	43,316
Loss on fair value hedge	45,158	8,948
Loss on valuation of investments in joint ventures and associates	6,190	9,340
Loss on disposal of investments in joint ventures and associates	191	9
Loss on disposal of Premises and equipment, intangible assets and other assets	387	843
Impairment loss on Premises and equipment, intangible assets and other assets	282	1,271
Other losses	9,038	—

	868,861	1,200,395

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	373,656	132,871
Gain on financial assets at FVTOCI	33,275	20,476
Gain on other provisions	297	2,565
Gain on derivatives (designated for hedge)	59,068	46,788
Gain on fair value hedge	2,067	39,890
Gain on valuation of investments in joint ventures and associates	16,226	14,849
Gain on disposal of investments in joint ventures and associates	16	312
Gain on disposal of Premises and equipment, intangible assets and other assets	375	299
Reversal of impairment loss on Premises and equipment, intangible assets and other assets	20	20

	485,000	258,070

Changes in operating assets and liabilities:
Financial instruments at FVTPL	669,055	429,527
Loans and other financial assets at amortized cost	(11,084,919)	(5,154,266)
Other assets	(197,519)	(395,578)
Deposits due to customers	1,592,216	(4,291,223)
Provisions	26,495	(172,871)
Net defined benefit liability	(12,886)	(7,009)
Other financial liabilities	7,407,502	7,224,396
Other liabilities	32,374	10,113

	(1,567,682)	(2,356,911)

Interest income received	5,249,474	5,448,781
Interest expense paid	(2,966,081)	(3,028,527)
Dividends received	55,405	25,489
Income tax paid	(107,726)	(130,868)

	2,231,072	2,314,875

Net cash outflow from operating activities	(409,969)	(220,739)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month periods ended March 31
	2025	2024

	(Korean Won in millions)
Cash flows from investing activities
Net cash out-flows from losing control	—	(844)
Disposal of financial instruments at FVTPL	3,211,629	5,307,441
Acquisition of financial instruments at FVTPL	(3,599,755)	(5,750,853)
Disposal of financial assets at FVTOCI	8,735,912	6,899,627
Acquisition of financial assets at FVTOCI	(7,893,050)	(4,582,493)
Redemption of securities at amortized cost	1,167,352	1,202,353
Acquisition of securities at amortized cost	(1,005,252)	(259,142)
Cash outflows from changes in subsidiaries	(154,953)	(146,255)
Disposal of investments in joint ventures and associates	17,773	43,034
Acquisition of investments in joint ventures and associates	(31,525)	(122,280)
Disposal of Premises and equipment	424	3,922
Acquisition of Premises and equipment	(21,559)	(36,818)
Disposal of intangible assets	34	5,384
Acquisition of intangible assets	(55,797)	(40,732)
Disposal of assets held for sale	1	2,520
Net increase(decrease) of other assets	20,298	(50,550)

Net cash inflow from investing activities	391,532	2,474,314

Cash flows from financing activities:
Net cash in(out)-flows from hedging activities	32,863	5,709
Net increase(decrease) in borrowings	189,432	(1,518,153)
Issuance of debentures	5,577,523	8,158,563
Redemption of debentures	(6,920,431)	(8,002,791)
Redemption of lease liabilities	(74,383)	(40,570)
Net increase of other liabilities	(116)	29
Acquisition of treasury stocks	(20,673)	(136,711)
Disposal of treasury stocks	—	70
Issuance of hybrid securities	—	399,012
Redemption of hybrid securities	(400,000)	—
Dividends paid to hybrid securities	(75,963)	(46,522)
Dividends paid to non-controlling interest	(992)	(3,460)
Changes in non-controlling interests	—	(41,374)

Net increase(decrease) in non-controlling equity liabilities	375	(2,807)

Net cash outflow from financing activities	(1,692,365)	(1,229,005)

Effects of exchange rate changes on cash and cash equivalents	37,190	353,096
Net increase(decrease) in cash and cash equivalents	(1,673,612)	1,377,666
Cash and cash equivalents, beginning of the period	27,281,123	30,556,618

Cash and cash equivalents, end of the Period (Note 6)	25,607,511	31,934,284

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

The Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd.

On August 1, 2024, The Company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of March 31, 2025 and December 31, 2024 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Investment Securities Co., Ltd. (*1)	Securities brokerage	99.5	99.5	Korea	March 31
Woori Asset Trust Co., Ltd.	Real estate trust	99.6	99.6	Korea	March 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	March 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Asset Management Corp. (*1)	Finance	100.0	100.0	Korea	March 31
Woori Venture Partners	Other financial services	100.0	100.0	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	March 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Woori Bank China Limited	Finance	100.0	100.0	China	March 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	90.8	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	March 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	March 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	March 31
Woori Bank Europe	Finance	100.0	100.0	Germany	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	March 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 4th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H chemical 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	—
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori ESG 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Osiria 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Gangnam Landmark 2nd Co., Ltd(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HP the 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HD 1st co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori ST 1st co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 2nd co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Mirae 1st co., Ltd.(*2) (*5)	Asset securitization	—	0.0	Korea	—
Woori HR 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori EUGENE 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORIWON 1ST, CO,. LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI ENERBILITY 1ST, CO,. LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI HL 1ST, CO,. LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI SEOUL STATION AREA 1ST, CO,. LTD. (*2)	Asset securitization	0.0	0.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	March 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.5	97.3	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.4	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	March 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	March 31
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	March 31
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	100.0	Korea	March 31
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	100.0	Korea	March 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	March 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	March 31
Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3) (*5)	Securities investment and others	—	89.5	Korea	—
Woori China Convertible Bond Master Fund (*3) (*5)	Securities investment and others	—	63.3	Korea	—
Woori Together TDF 2040 (*3)	Securities investment and others	32.8	34.3	Korea	March 31
Woori Together TDF 2045 (*3)	Securities investment and others	53.9	56	Korea	March 31
Woori Together TDF 2050 (*3)(*5)	Securities investment and others	—	31.5	Korea	—
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3)	Securities investment and others	40.1	40.1	Korea	March 31
Woori Didim US Technology and Bio-Healthcare Feeder Investment Trust (*3) (*5)	Securities investment and others	—	44.6	Korea	—
Woori US Billionaire Equity Master Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	March 31
Woori US Billionaire Equity EMP Feeder Investment Trust (H) ClassC-F (*3) (*10)	Securities investment and others	81.2	—	Korea	March 31
Woori US Billionaire Equity EMP Feeder Investment Trust (UH) ClassC-F (*3) (*10)	Securities investment and others	98.0	—	Korea	March 31
Woori Total Bond Market Master Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	March 31
Woori Short Term Bond Master Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	March 31
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2403 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2403 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	March 31
WSB2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WKN2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WSB2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WDSB2503 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	March 31
VOGO DL General Private Equity Investment Trust 1 (*3)	Securities investment and others	99.8	99.8	Korea	March 31
WFBS 1st Corporate Recovery Private Equity Fund	Finance	96.2	96.2	Korea	March 31
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	34.7	34.8	Korea	March 31
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	March 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Junior Equity General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Management Corp. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1 (*3)	Securities investment and others	70.0	70.0	Korea	March 31
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	86.8	84.9	Korea	March 31
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	March 31
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	March 31
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3) (*5)	Securities investment and others	—	98.8	Korea	—
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	March 31
Woori Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	March 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	March 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	March 31
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	90.9	Korea	March 31
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.7 (*3)	Securities investment and others	87.0	87.0	Korea	March 31
Woori Senior Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	45.8	45.8	Korea	March 31
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	March 31
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Woori Fund Financing General Type Private Investment Trust (*3)	Securities investment and others	99.7	99.7	Korea	March 31
Held by Woori Financial Capital Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3) (*5)	Securities investment and others	—	63.2	Korea	—
Held by Woori Bank and Woori Asset Management Corp. (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	March 31
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	March 31
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Corp. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Real Estate Financial Stabilization General Private Investment Trust No. 2 (*3) (*10)	Securities investment and others	100.0	—	Korea	March 31
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Financial Dino Lab Investment Association No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.4	36.4	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2025	December 31, 2024
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3) (*5)	Other financial services	—	99.9	Japan	—
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3) (*8)	Securities investment and others	76.5	76.5	Korea	March 31
Held by Woori Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	December 31 (*9)

(*1)

The Company acquired additional shares of Woori Asset Trust Co., Ltd and Woori Asset Management Corp. for the year ended December 31, 2024. Additionally, The Group owned interest in Korea Foss Securities Co., Ltd. as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company) for the year ended December 31, 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of March 31, 2025.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of March 31, 2025, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the three-month period ended March 31, 2025.

(3)	The Group has not consolidated the following entities as of March 31, 2025 and December 31, 2024 despite having more than 50% ownership interest:

	As of March 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)

Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	As of March 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group has no controls as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities Investment	50.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of March 31, 2025		For the three-month period ended March 31, 2025
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	494,062,206	465,902,343	8,462,289	634,112	606,775
Woori Card Co., Ltd.	16,000,783	13,224,992	551,393	32,823	24,997
Woori Financial Capital Co., Ltd.	12,446,351	10,721,208	463,087	30,629	30,590
Woori Investment Securities Co., Ltd.	7,670,803	6,521,593	112,651	1,288	3,888
Woori Asset Trust Co., Ltd.	481,042	35,069	21,773	(13,809)	(13,835)
Woori Savings Bank	1,770,976	1,572,835	33,838	3,664	3,895
Woori Financial F&I Co., Ltd.	1,236,547	895,832	22,907	3,248	3,248
Woori Asset Management Corp.	192,894	28,387	15,915	3,848	3,892
Woori Venture Partners Co., Ltd.	342,294	14,624	4,728	(25)	(35)
Woori Private Equity Asset Management Co., Ltd.	102,393	6,401	2,809	358	417
Woori Credit Information Co., Ltd.	42,336	5,981	9,145	(591)	(591)
Woori Fund Service Co., Ltd.	31,035	3,120	4,391	953	953
Woori FIS Co., Ltd.	55,942	9,781	47,654	(607)	(612)
Woori Finance Research Institute Co., Ltd.	7,346	3,865	2,185	(284)	(290)

	As of December 31, 2024		For the three-month period ended March 31, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	485,888,941	456,944,053	11,719,621	789,472	771,705
Woori Card Co., Ltd.	16,613,482	13,828,816	555,586	29,005	35,212
Woori Financial Capital Co., Ltd.	12,770,681	11,045,686	422,821	32,964	33,093
Woori Investment Bank Co., Ltd.	7,186,431	6,041,109	114,755	12,631	15,689
Woori Asset Trust Co., Ltd.	499,279	39,470	25,502	7,959	7,936
Woori Savings Bank	1,874,624	1,680,378	36,634	1,305	1,305
Woori Financial F&I Co., Ltd.	1,251,854	914,388	16,402	1,383	1,383
Woori Asset Management Corp.	203,232	39,077	14,890	2,471	2,473
Woori Venture Partners Co., Ltd.	350,066	15,060	7,498	2,040	2,322
Woori Private Equity Asset Management Co., Ltd.	101,164	5,589	3,018	320	323
Woori Credit Information Co., Ltd.	43,985	6,555	10,410	536	536
Woori Fund Service Co., Ltd.	31,154	2,799	4,416	1,434	1,434
Woori FIS Co., Ltd.	58,868	12,094	50,334	(760)	(651)
Woori Finance Research Institute Co., Ltd.	7,663	3,892	2,122	(159)	(166)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of March 31, 2025 and December 31, 2024, the Group provides 2,175,093 million Won and 2,166,871 million Won of credit facilities, respectively, for the structured entities mentioned above. As of March 31, 2025 and December 31, 2024, the purchase commitment amounts to 2,707,483 million Won and 2,817,626 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(6)

As of March 31, 2025 and December 31, 2024, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2025	December 31, 2024
Woori Bank (*)	1,645,947	1,645,947
Woori Investment Securities Co., Ltd.	5,567	5,571
Woori Asset Trust Co., Ltd.	1,844	1,901
PT Bank Woori Saudara Indonesia 1906 Tbk	101,208	104,023
Wealth Development Bank	23,971	23,975
PT Woori Finance Indonesia Tbk.	15,852	16,179

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the three-month periods ended March 31
	2025	2024
Woori Bank (*)	36,457	11,263
Woori Investment Securities Co., Ltd.	6	—
Woori Asset Trust Co., Ltd.	(57)	310
Woori Asset Management Corp	—	531
PT Bank Woori Saudara Indonesia 1906 Tbk	1,248	2,238
Wealth Development Bank	(151)	270
PT Woori Finance Indonesia Tbk.	353	290

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the three-month periods ended March 31
	2025	2024
Woori Bank (*)	36,457	11,263
PT Bank Woori Saudara Indonesia 1906 Tbk	983	3,450
Others	9	10

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2024 for understanding of the accompanying condensed consolidated interim financial statements. The accompanying condensed consolidated interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Group since the end of the previous annual reporting period.

(1)	From the accounting period beginning on January 1, 2025, the Group has newly applied the following standards and interpretations.

1)	Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2025 but have not yet reached the effective date are as follows:

1)	Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2)	Annual Improvements to Korean IFRS -Volume 11

Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2024, except for the one described below.

-	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Risk Management Committee, Chief Risk Officer(CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3

Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired

Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures

Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating

Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step

Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 9	More than or equal to 1 step

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as gross domestic product (real, original series) growth rate, consumer price index, apartment sales price index (KB, Seoul) and unemployment rate (original series) in order to forecast future economic conditions.

The Group applies a future economic situation estimation model as follows, and the results are reviewed regularly.

-

Development of estimation models through regression analysis of obligator (corporate, retail)/by-period and collateral (credit, collateral)/by-period recover rate in the event of default (1- Loss Given Default) and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
Gross domestic product (real, original series) growth rate	Negative(-) Correlation
Average capacity utilization rate for manufacturing	Negative(-) Correlation
Unemployment rate (original series)	Positive(+) Correlation
Apartment sales price index (KB, Seoul)	Negative(-) Correlation
KOSPI	Negative(-) Correlation
Gross domestic income (GDI)	Negative(-) Correlation
Retail sales index	Negative(-) Correlation
Actual apartment sales price index (Seoul Metropolitan Area)	Negative(-) Correlation
KOSDAQ	Negative(-) Correlation

-

Calculation of estimated default rate and estimated default recovery rate by incorporating future economic outlook using utilizing economic variable forecasts derived from various methods: 1) Economic variable forecasts provided by institutions verified to be reliable such as the Bank of Korea (BOK), Korea Development Institute (KDI), and Korea Institute of Finance (KIF); 2) Forecasts derived from external institutions and regression analysis results; 3) Economic variable forecasts derived through time series trends, etc., to the estimation model developed as a result of modeling.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

-	Forecast of macroeconomic variables

a)	Probability weight

As of March 31, 2025, the probability weights applied to the scenarios of the forecasts of macroeconomic variables are as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	47.44	4.60	27.96	20.00

b)

Economic forecast of each major macroeconomic variables by scenario (prospect period: 2024) As of March 31, 2025, the forecasts of major macroeconomic variables by scenario are as follows (Unit: Won, %):

Major economic indicators (*1) (*2)	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Gross domestic product (real, original series) growth rate	1.97	5.74	(0.18)	(5.11)
Average capacity utilization rate for manufacturing	71.50	78.12	67.74	57.38
Unemployment rate (original series)	2.83	1.90	3.36	6.30
Apartment sales price index (KB, Seoul)	93.48	106.74	85.95	78.42
KOSPI	2,575.69	3,110.75	2,036.57	1,817.42
Gross domestic income (GDI)	2,307,889.89	2,393,479.82	2,259,290.15	2,084,178.80
Retail sales index	110.99	117.19	107.47	96.02
Actual apartment sales price index (Seoul Metropolitan Area)	148.78	172.67	135.22	121.66
KOSDAQ	824.83	995.37	616.12	543.09

(*1)	Considering the default forecast period, the Group reflected the future economic outlook.
(*2)

The forecast of macroeconomic variables is based on information from credible research institutions and historical data available at the time of estimation. It is estimated by the Group for the purpose of calculating expected credit losses, and it may differ from predictions made by other organizations.

-	The increase rate of the predicted default rate and loss given default is used as a forward-looking adjustment coefficient and is reflected in the applicable estimate for the current year.

Considering internal and external uncertainties, The Group additionally applied the Worst scenario to the three macroeconomic variable scenarios: Normal, Good, and Bad. Assuming all other conditions remain the same, the sensitivity analysis the Group’s expected credit loss allowance, assuming a probability weighting of 100% for each scenario, are as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Assuming 100%	Difference from book value
Good	4.60%	1,410,086	(742,311)
Normal	47.44%	1,561,119	(591,278)
Bad	27.96%	1,939,224	(213,173)
Worst	20.00%	4,205,266	2,052,869

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of March 31, 2025 and December, 31,2024 is as follows (Unit: Korean Won in millions):

		March 31, 2025	December 31, 2024
Loans and other financial assets at amortized cost	Korean treasury and government agencies	349,912	229,126
	Banks	38,067,198	23,593,313
	Corporates	177,769,195	179,986,851
	Consumers	193,309,848	194,662,526

	Sub-total	409,496,153	398,471,816

Financial assets at FVTPL (*1)	Deposits	109,643	73,951
	Debt securities	6,745,233	6,801,288
	Loans	192,902	104,177
	Derivative assets	8,189,086	10,094,532
	Others	2,671	2,671

	Sub-total	15,239,535	17,076,619

Financial assets at FVTOCI	Debt securities and others	42,096,518	42,922,671
Securities at amortized cost	Debt securities	19,064,424	19,203,177
Derivative assets	Derivative assets (Designated for hedging)	182,420	175,191
Off-balance accounts	Payment guarantees (*2)	16,569,506	16,611,262
	Loan commitments	136,176,990	133,863,588

	Sub-total	152,746,496	150,474,850

	Total	638,825,546	628,324,324

(*1)	Puttable financial instruments are not included.
(*2)	As of March 31, 2025 and December 31, 2024, the financial guarantee amount of 4,510,094 million Won and 4,156,790 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2025
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	378,474,577	6,158,345	6,861,080	582,852	875,672	16,543,627	409,496,153
Securities at amortized cost	17,893,351	221,970	710,157	—	—	238,946	19,064,424
Financial assets at FVTPL	12,147,123	118	1,349,123	431,286	222,439	1,089,446	15,239,535
Financial assets at FVTOCI	36,733,354	696,341	3,205,773	252,004	22,042	1,187,004	42,096,518
Derivative assets (Designated for hedging)	175,020	—	3,060	—	4,340	—	182,420
Off-balance accounts	146,504,363	1,090,072	1,741,625	87,014	16,094	3,307,328	152,746,496

Total	591,927,788	8,166,846	13,870,818	1,353,156	1,140,587	22,366,351	638,825,546

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	367,026,768	5,784,272	7,108,462	584,060	850,872	17,117,382	398,471,816
Securities at amortized cost	18,052,871	197,188	712,761	—	—	240,357	19,203,177
Financial assets at FVTPL	12,643,738	88	1,824,414	553,842	430,341	1,624,196	17,076,619
Financial assets at FVTOCI	37,746,319	589,277	3,157,655	190,801	22,112	1,216,507	42,922,671
Derivative assets (Designated for hedging)	165,089	—	3,216	—	6,886	—	175,191
Off-balance accounts	144,006,247	1,213,479	1,805,060	87,755	20,758	3,341,551	150,474,850

Total	579,641,032	7,784,304	14,611,568	1,416,458	1,330,969	23,539,993	628,324,324

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2025 and December 31, 2024 (Unit: Korean Won in millions):

	March 31, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	90,927,488	49,231,488	48,440,947	5,843,814	189,666,910	25,385,506	409,496,153
Securities at amortized cost	149,415	—	9,559,925	59,902	—	9,295,182	19,064,424
Financial assets at FVTPL	224,183	591,139	8,914,178	11,738	482	5,497,815	15,239,535
Financial assets at FVTOCI	311,600	484,625	27,617,282	205,520	—	13,477,491	42,096,518
Derivative assets (Designated for hedging)	—	—	182,420	—	—	—	182,420
Off-balance accounts	22,456,522	30,476,706	14,371,635	3,471,575	73,860,772	8,109,286	152,746,496

Total	114,069,208	80,783,958	109,086,387	9,592,549	263,528,164	61,765,280	638,825,546

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	92,018,694	47,835,603	33,986,585	6,219,603	190,902,940	27,508,391	398,471,816
Securities at amortized cost	169,352	—	10,248,257	59,866	—	8,725,702	19,203,177
Financial assets at FVTPL	287,401	539,092	10,833,850	31,527	123,339	5,261,410	17,076,619
Financial assets at FVTOCI	331,590	474,837	29,935,898	194,940	—	11,985,406	42,922,671
Derivative assets (Designated for hedging)	—	—	175,191	—	—	—	175,191
Off-balance accounts	22,460,440	28,514,078	14,147,757	3,192,714	73,212,057	8,947,804	150,474,850

Total	115,267,477	77,363,610	99,327,538	9,698,650	264,238,336	62,428,713	628,324,324

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of March 31, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

	March 31, 2025
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	355,168,023	27,460,997	13,196,767	12,801,694	3,480,903	1,113,788	413,222,172	(3,726,019)	409,496,153
Korean treasury and government agencies	350,499	23	—	—	—	—	350,522	(610)	349,912
Banks	37,928,968	119,546	15,737	—	29,721	—	38,093,972	(26,774)	38,067,198
Corporates	149,120,854	20,283,057	3,067,714	4,669,550	1,871,031	1,113,788	180,125,994	(2,356,799)	177,769,195
General business	101,745,210	11,593,122	2,442,545	2,931,051	1,159,585	—	119,871,513	(1,517,273)	118,354,240
Small- and medium-sized enterprise	36,131,887	7,929,328	533,934	1,503,688	422,054	—	46,520,891	(586,961)	45,933,930
Project financing and others	11,243,757	760,607	91,235	234,811	289,392	1,113,788	13,733,590	(252,565)	13,481,025
Consumers	167,767,702	7,058,371	10,113,316	8,132,144	1,580,151	—	194,651,684	(1,341,836)	193,309,848
Securities at amortized cost	19,075,093	—	—	—	—	—	19,075,093	(10,669)	19,064,424
Financial assets at FVTOCI (*3)	41,921,145	175,373	—	—	—	—	42,096,518	(28,521)	42,096,518

Total	416,164,261	27,636,370	13,196,767	12,801,694	3,480,903	1,113,788	474,393,783	(3,765,209)	470,657,095

	March 31, 2025
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	239,264,863	21,301,758	1,287,636	1,101,025	262,955,282
Korean treasury and government agencies	56,634	—	—	—	56,634
Banks	2,334,164	—	—	—	2,334,164
Corporates	100,705,173	6,038,713	818,212	1,101,025	108,663,123
General business	59,733,362	4,527,345	504,448	—	64,765,155
Small- and medium-sized enterprise	32,904,562	1,328,182	220,014	—	34,452,758
Project financing and others	8,067,249	183,186	93,750	1,101,025	9,445,210
Consumers	136,168,892	15,263,045	469,424	—	151,901,361
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	239,264,863	21,301,758	1,287,636	1,101,025	262,955,282

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	343,186,708	27,086,126	13,280,849	14,344,066	3,003,886	1,147,147	402,048,782	(3,576,966)	398,471,816
Korean treasury and government agencies	229,733	22	—	—	—	—	229,755	(629)	229,126
Banks	23,375,096	115,721	88,306	—	36,143	—	23,615,266	(21,953)	23,593,313
Corporates	150,732,338	19,561,385	3,130,814	6,264,461	1,416,152	1,147,147	182,252,297	(2,265,446)	179,986,851
General business	103,495,951	11,071,283	2,507,705	4,093,868	807,545	—	121,976,352	(1,409,387)	120,566,965
Small- and medium-sized enterprise	35,450,353	7,731,142	500,934	1,870,087	357,881	—	45,910,397	(586,059)	45,324,338
Project financing and others	11,786,034	758,960	122,175	300,506	250,726	1,147,147	14,365,548	(270,000)	14,095,548
Consumers	168,849,541	7,408,998	10,061,729	8,079,605	1,551,591	—	195,951,464	(1,288,938)	194,662,526
Securities at amortized cost	19,213,940	—	—	—	—	—	19,213,940	(10,763)	19,203,177
Financial assets at FVTOCI (*3)	42,766,477	156,194	—	—	—	—	42,922,671	(29,084)	42,922,671

Total	405,167,125	27,242,320	13,280,849	14,344,066	3,003,886	1,147,147	464,185,393	(3,616,813)	460,597,664

	December 31, 2024
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488
Korean treasury and government agencies	55,775	—	—	—	55,775
Banks	2,474,302	—	—	—	2,474,302
Corporates	101,666,963	7,536,068	645,842	1,137,097	110,985,970
General business	59,099,372	5,578,709	328,802	—	65,006,883
Small- and medium-sized enterprise	34,401,736	1,729,820	243,513	—	36,375,069
Project financing and others	8,165,855	227,539	73,527	1,137,097	9,604,018
Consumers	137,181,540	15,279,534	424,367	—	152,885,441
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	15,623,294	845,716	38,357	45,478	16,661	16,569,506
Loan Commitments	129,288,949	3,992,694	2,437,109	442,693	15,545	136,176,990

Total	144,912,243	4,838,410	2,475,466	488,171	32,206	152,746,496

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,679,374	808,182	41,866	59,688	22,152	16,611,262
Loan commitments	127,622,889	3,402,602	2,298,056	502,070	37,971	133,863,588

Total	143,302,263	4,210,784	2,339,922	561,758	60,123	150,474,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the three-month period ended March 31, 2025, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII (Change in Net Interest Income) and ΔEVE (Change in Economic Value of Equity) in accordance with IRRBB (Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

ΔEVE and ΔNII calculated on interest risk in banking book (IRRBB) basis for assets and liabilities by subsidiary as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 34. Contingent Liabilities and Commitments (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	114,087	44,098	27,062	242,276	463,432	27,820	918,775
Deposits due to customers	236,805,566	45,696,887	44,255,851	30,926,659	15,854,581	1,393,429	374,932,973
Borrowings	13,852,354	5,885,775	4,014,462	3,726,646	3,236,288	570,213	31,285,738
Debentures	5,661,994	4,438,538	3,596,772	5,679,125	28,585,052	2,304,443	50,265,924
Lease liabilities	57,816	52,899	47,700	70,081	308,199	42,001	578,696
Other financial liabilities (*)	27,885,051	114,463	33,192	43,491	1,263,594	4,086,864	33,426,655

Total	284,376,868	56,232,660	51,975,039	40,688,278	49,711,146	8,424,770	491,408,761

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	237,078,927	41,568,072	33,229,547	43,680,907	16,991,574	1,441,654	373,990,681
Borrowings	11,589,854	6,676,926	4,781,377	3,676,310	3,561,696	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,099	49,069	45,534	40,375	317,971	50,341	563,389
Other financial liabilities (*)	19,417,326	108,361	30,995	27,093	1,118,751	4,287,489	24,990,015

Total	272,855,968	53,927,619	42,599,363	51,110,162	52,957,966	9,016,946	482,468,024

(*)	Lease liabilities are not included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2025	Cash flow risk hedge	225	35	49	54	(141)	—	222
	Fair value risk hedge	38,738	(4,565)	36,724	(8,388)	26,450	(6,036)	82,923
	Trading purpose	7,626,865	—	—	—	—	—	7,626,865
December 31, 2024	Cash flow risk hedge	(219)	193	31	62	207	—	274
	Fair value risk hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading purpose	9,092,098	—	—	—	—	—	9,092,098

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Payment guarantees	16,569,506	16,611,262
Loan commitments	136,176,990	133,863,588
Other commitments	4,677,235	4,572,323

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	The composition of each organization’s sectors for the three-month periods ended March 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2025
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,662,549	186,359	51,567	25,038	24,861	1,950,374	40,667	260,383	567	2,251,991
Non-interest income (expense)	518,018	51,133	44,554	14,540	1,504,725	2,132,970	(5,181)	(237,518)	(1,531,326)	358,945
Impairment losses due to credit loss	(238,724)	(103,778)	(31,117)	(10,255)	(29,706)	(413,580)	642	(22,901)	338	(435,501)
General and administrative expense	(1,126,784)	(74,536)	(24,666)	(28,169)	(102,795)	(1,356,950)	(161)	—	50,939	(1,306,172)

Net operating income (expense)	815,059	59,178	40,338	1,154	1,397,085	2,312,814	35,967	(36)	(1,479,482)	869,263

Share of gain of associates	1,869	—	(325)	44	2,985	4,573	1,742	—	3,720	10,035
Other non-operating expense	1,253	(14,010)	(7)	22	145	(12,597)	454	36	(2,596)	(14,703)

Non-operating income (expense)	3,122	(14,010)	(332)	66	3,130	(8,024)	2,196	36	1,124	(4,668)

Net income (expense) before tax	818,181	45,168	40,006	1,220	1,400,215	2,304,790	38,163	—	(1,478,358)	864,595
Tax expense	(182,963)	(11,990)	(9,376)	67	(7,396)	(211,658)	—	—	1,619	(210,039)

Net income (loss)	635,218	33,178	30,630	1,287	1,392,819	2,093,132	38,163	—	(1,476,739)	654,556

Total assets	494,062,206	16,000,783	12,446,351	7,670,803	32,087,028	562,267,171	3,702,197	—	(33,273,104)	532,696,264

Investment in associate	1,057,250	—	31,880	3,339	24,490,180	25,582,649	4,832	—	(23,838,703)	1,748,778
Other assets	493,004,956	16,000,783	12,414,471	7,667,464	7,596,848	536,684,522	3,697,365	—	(9,434,401)	530,947,486

Total liabilities	465,902,343	13,224,992	10,721,208	6,521,593	5,804,817	502,174,953	76,142	—	(5,077,833)	497,173,262

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 130,370 million Won and fund contribution fees of 130,108 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 37,793 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,429,225 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		For the three-month period ended March 31, 2024
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,625,102	166,110	65,818	32,192	26,342	1,915,564	29,579	255,605	(2,545)	2,198,203
Non-interest income (expense)	506,112	32,996	22,832	14,140	1,280,280	1,856,360	7,491	(209,464)	(1,303,722)	350,665
Impairment losses due to credit loss	(178,478)	(91,643)	(23,286)	(17,012)	(10,618)	(321,037)	—	(46,170)	695	(366,512)
General and administrative expense	(875,892)	(68,188)	(21,977)	(13,651)	(102,923)	(1,082,631)	(248)	—	51,212	(1,031,667)

Net operating income (expense)	1,076,844	39,275	43,387	15,669	1,193,081	2,368,256	36,822	(29)	(1,254,360)	1,150,689

Share of gain (loss) of joint ventures and associates	654	—	(708)	59	(1,041)	(1,036)	(9)	—	6,554	5,509
Other non-operating expense	(9,891)	(391)	(35)	(91)	(472)	(10,880)	881	29	(2,271)	(12,241)

Non-operating income (expense)	(9,237)	(391)	(743)	(32)	(1,513)	(11,916)	872	29	4,283	(6,732)

Net income (expense) before tax	1,067,607	38,884	42,644	15,637	1,191,568	2,356,340	37,694	—	(1,250,077)	1,143,957
Tax expense	(275,618)	(9,589)	(9,680)	(3,006)	(7,251)	(305,144)	—	—	98	(305,046)

Net income (loss)	791,989	29,295	32,964	12,631	1,184,317	2,051,196	37,694	—	(1,249,979)	838,911

Total assets	464,600,505	17,193,935	12,553,972	6,550,609	31,323,597	532,222,618	3,191,181	—	(30,646,401)	504,767,398

Investment to joint ventures and associates	1,010,874	—	34,243	4,543	24,122,568	25,172,228	25,428	—	(23,209,596)	1,988,060
Other assets	463,589,631	17,193,935	12,519,729	6,546,066	7,201,029	507,050,390	3,165,753	—	(7,436,805)	502,779,338

Total liabilities	438,267,065	14,523,616	10,927,998	5,433,184	4,896,269	474,048,132	197,977	—	(3,403,054)	470,843,055

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 120,868 million Won and fund contribution fees of 134,508 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 51,852 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,189,333 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	Operating profit or loss from external customers for the three-month periods ended March 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
Details	2025	2024
Domestic	741,900	1,049,603
Foreign	127,363	101,086

Total	869,263	1,150,689

(4)	Major non-current assets as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

Details (*)	March 31, 2025	December 31, 2024
Domestic	6,077,332	6,068,817
Foreign	587,088	592,768

Total	6,664,420	6,661,585

(*)	Major non-current assets included joint ventures and related business investments, investment properties, Premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the three-month periods ended March 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Cash	2,623,255	1,661,517
Foreign currencies	757,073	812,026
Demand deposits	22,148,135	24,634,075
Fixed deposits	79,048	173,505

Total	25,607,511	27,281,123

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	March 31, 2025	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	8,442,745	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,732,015	Reserve deposits etc.

Total		11,174,760

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	9,712,194	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,954,868	Reserve deposits etc.

Total		12,667,062

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Financial assets at fair value through profit or loss	23,861,998	25,202,672

(2)	Financial assets at fair value through profit or loss as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Deposits:
Gold banking asset	109,643	73,951
Securities:
Debt securities
Korean treasury and government agencies	5,162,411	5,053,592
Financial institutions	926,511	1,193,809
Corporates	386,319	348,929
Securities loaned	60,622	12,361
Others	209,370	192,597
Equity securities	441,808	421,313
Capital contributions	2,903,348	2,857,698
Beneficiary certificates	4,993,063	4,563,102
Others	237,012	236,595

Sub-total	15,320,464	14,879,996

Loans	192,902	104,177
Derivatives assets	8,189,086	10,094,532
Other financial assets	49,903	50,016

Total	23,861,998	25,202,672

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of March 31, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Debt securities:
Korean treasury and government agencies	9,076,447	7,787,052
Financial institutions	23,100,029	25,339,937
Corporates	3,059,963	3,032,609
Bond denominated in foreign currencies	6,860,079	6,763,073

Sub-total	42,096,518	42,922,671

Equity securities	915,123	875,074

Total	43,011,641	43,797,745

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	March 31, 2025	December 31, 2024	Remarks
Investment for strategic business partnership purpose	809,433	766,900
Debt-equity swap	105,684	108,168
Others	6	6	Insurance for mutual aid association, etc.

Total	915,123	875,074

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,084)	—	—	(29,084)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(728)	—	—	(728)
Disposal	1,531	—	—	1,531
Others (*)	(240)	—	—	(240)

Ending balance	(28,521)	—	—	(28,521)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	259	—	—	259
Disposal	998	—	—	998
Others (*)	27	—	—	27

Ending balance	(26,095)	—	—	(26,095)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,922,671	—	—	42,922,671
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	7,893,050	—	—	7,893,050
Disposal / Recovery	(8,702,613)	—	—	(8,702,613)
Gain (loss) on valuation	66,549	—	—	66,549
Amortization based on effective interest method	49,574	—	—	49,574
Others (*)	(132,713)	—	—	(132,713)

Ending balance	42,096,518	—	—	42,096,518

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,874,159	—	—	4,874,159
Disposal / Recovery	(6,946,499)	—	—	(6,946,499)
Gain (loss) on valuation	(25,817)	—	—	(25,817)
Amortization based on effective interest method	34,175	—	—	34,175
Others (*)	234,496	—	—	234,496

Ending balance	34,864,625	—	—	34,864,625

(*)	Others consist of foreign currencies translation, etc.

(4)

During three-month periods ended March 31, 2025, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with disposal of Shares Acquired through Debt-to-Equity Swap, etc., and the fair values at disposal dates were 42 million Won, and cumulative losses at disposal dates were 1,353 million Won. During three-month periods ended March 31, 2024, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 1,382 million Won, and cumulative losses at disposal dates were 667 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Korean treasury and government agencies	8,253,814	7,646,463
Financial institutions	4,014,432	4,004,011
Corporates	5,392,605	5,997,996
Bond denominated in foreign currencies	1,404,242	1,555,470
Others	10,000	10,000
Allowance for credit losses	(10,669)	(10,763)

Total	19,064,424	19,203,177

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,763)	—	—	(10,763)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	90	—	—	90
Others (*)	4	—	—	4

Ending balance	(10,669)	—	—	(10,669)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	528	—	—	528
Others (*)	(36)	—	—	(36)

Ending balance	(13,449)	—	—	(13,449)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	19,213,940	—	—	19,213,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,005,252	—	—	1,005,252
Disposal / Recovery	(1,167,209)	—	—	(1,167,209)
Amortization based on effective interest method	26,839	—	—	26,839
Others (*)	(3,729)	—	—	(3,729)

Ending balance	19,075,093	—	—	19,075,093

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	259,142	—	—	259,142
Disposal / Recovery	(1,202,353)	—	—	(1,202,353)
Amortization based on effective interest method	23,051	—	—	23,051
Others (*)	53,158	—	—	53,158

Ending balance	23,143,111	—	—	23,143,111

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Due from banks	2,571,370	2,630,604
Loans	387,731,914	386,069,294
Other financial assets	19,192,869	9,771,918

Total	409,496,153	398,471,816

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Due from banks in local currency:
Due from depository banks	152,118	200,366
Due from non-depository institutions	195	152
Due for securities trading	191,302	239,222
Others	198,765	72,314
Loss allowance	(255)	(4)

Sub-total	542,125	512,050

Due from banks in foreign currencies:
Due from banks on demand	205,582	177,886
Due from banks on time	106,991	193,654
Others	1,722,414	1,753,337
Loss allowance	(5,742)	(6,323)

Sub-total	2,029,245	2,118,554

Total	2,571,370	2,630,604

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2025	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	74,950	Check services, collateral, domestic exchange transactions and others
Securities trading	Korea exchange and Korea Securities Finance Corporation	185,302	Futures trading margin and customer deposit refund reserve

	Sub-total	260,252

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	200,267	Reserve deposits and others
Due from banks on time	TORONTO DOMINION BANK, NEW YORK and others	44,426	Federal Reserve Discount Window and others
Others	BNP-PARIBAS, PAR and others	1,014,748	CSA collateral and others

	Sub-total	1,259,441

	Total	1,519,693

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,835	Reserve deposits
Securities trading	Korea Securities Finance Corporation	238,445	Customer deposit refund reserve and futures trading margin and others

	Sub-total	316,280

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Usage deposits for fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	CSA collateral and others

	Sub-total	1,263,201

	Total	1,579,481

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,327)	—	—	(6,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	350	—	—	350
Others (*)	(20)	—	—	(20)

Ending balance	(5,997)	—	—	(5,997)

(*) Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(191)	—	—	(191)
Others (*)	386	—	—	386

Ending balance	(15,651)	—	—	(15,651)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,636,931	—	—	2,636,931
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(61,858)	—	—	(61,858)
Others (*)	2,294	—	—	2,294

Ending balance	2,577,367	—	—	2,577,367

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	174,051	—	—	174,051
Others (*)	25,801	—	—	25,801

Ending balance	2,166,271	—	—	2,166,271

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Loans in local currency	312,626,375	315,597,374
Loans in foreign currencies	33,744,458	33,166,984
Domestic banker’s usance	3,090,489	2,803,761
Credit card accounts	12,073,681	12,488,523
Bills bought in foreign currencies	3,649,506	4,328,404
Bills bought in local currency	77,478	224,835
Factoring receivables	5,627	5,994
Advances for customers on guarantees	22,870	9,814
Private placement bonds	412,003	444,900
Securitized loans	3,276,422	3,300,876
Call loans	2,013,484	1,847,376
Bonds purchased under resale agreements	15,759,115	10,551,018
Financial lease receivables	1,055,337	1,106,912
Installment financial bond	2,520,070	2,620,534
Others	435	—
Loan origination costs and fees	905,984	938,886
Discounted present value	(7,168)	(9,272)
Allowance for credit losses	(3,494,252)	(3,357,625)

Total	387,731,914	386,069,294

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)
Transfer to 12-month expected credit losses	(22,762)	22,063	699	(58,285)	56,846	1,439	—
Transfer to lifetime expected credit losses	16,700	(19,951)	3,251	18,867	(23,579)	4,712	—
Transfer to credit-impaired financial assets	4,076	24,975	(29,051)	6,005	126,331	(132,336)	—
Net reversal (provision) of allowance for credit losses	37,355	(47,357)	(53,373)	17,998	(83,644)	(179,363)	(2,680)
Recovery	—	—	(10,929)	—	—	(6,165)	—
Charge-off	—	—	43,533	—	—	99,592	—
Disposal	2	127	16,555	—	391	38,899	1,570
Interest income from impaired loans	—	—	3,877	—	—	6,922	—
Others	(1,256)	(149)	2,391	5,813	936	4,827	(1,547)

Ending balance	(194,215)	(168,607)	(303,172)	(981,101)	(622,365)	(787,394)	(9,952)

	For the three-month period ended March 31, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)
Transfer to 12-month expected credit losses	(17,615)	17,523	92	(98,662)	96,432	2,230	—
Transfer to lifetime expected credit losses	10,109	(11,221)	1,112	45,676	(54,751)	9,075	—
Transfer to credit-impaired financial assets	3,101	26,478	(29,579)	13,182	177,784	(190,966)	—
Net reversal (provision) of allowance for credit losses	4,854	(43,263)	(77,391)	60,207	(174,264)	(310,127)	(2,680)
Recovery	—	—	(5,930)	—	—	(23,024)	—
Charge-off	—	—	76,260	—	—	219,385	—
Disposal	—	—	14,518	2	518	69,972	1,570
Interest income from impaired loans	—	—	—	—	—	10,799	—
Others	—	—	—	4,557	787	7,218	(1,547)

Ending balance	(122,848)	(125,513)	(179,085)	(1,298,164)	(916,485)	(1,269,651)	(9,952)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month period ended March 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(20,899)	20,190	709	(31,184)	31,163	21	—
Transfer to lifetime expected credit losses	13,414	(15,887)	2,473	17,149	(21,905)	4,756	—
Transfer to credit-impaired financial assets	4,688	26,756	(31,444)	12,436	43,654	(56,090)	—
Net reversal (provision) of allowance for credit losses	649	(32,795)	(85,999)	(18,137)	(15,103)	(111,271)	(198)
Recovery	—	—	(18,930)	—	—	(11,421)	—
Charge-off	—	—	67,489	—	—	36,051	—
Disposal	—	200	10,143	17	1,654	37,508	88
Interest income from impaired loans	—	—	3,706	—	—	5,428	—
Others	(744)	103	9,291	1,874	82	(1,026)	—

Ending balance	(199,737)	(135,435)	(263,407)	(965,533)	(723,099)	(459,747)	(199)

	For the three-month period ended March 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(20,818)	20,744	74	(72,901)	72,097	804	—
Transfer to lifetime expected credit losses	7,951	(8,677)	726	38,514	(46,469)	7,955	—
Transfer to credit-impaired financial assets	1,398	24,665	(26,063)	18,522	95,075	(113,597)	—
Net reversal (provision) of allowance for credit losses	11,303	(34,259)	(74,350)	(6,185)	(82,157)	(271,620)	(198)
Recovery	—	—	(7,040)	—	—	(37,391)	—
Charge-off	—	—	82,732	—	—	186,272	—
Disposal	—	—	6,367	17	1,854	54,018	88
Interest income from impaired loans	—	—	—	—	—	9,134	—
Others	—	—	—	1,130	185	8,265	—

Ending balance	(97,900)	(115,639)	(150,952)	(1,263,170)	(974,173)	(874,106)	(199)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147
Transfer to 12-month expected credit losses	3,066,312	(3,060,360)	(5,952)	2,181,075	(2,178,468)	(2,607)	—
Transfer to lifetime expected credit losses	(4,191,199)	4,219,327	(28,128)	(1,509,090)	1,523,647	(14,557)	—
Transfer to credit-impaired financial assets	(69,968)	(176,613)	246,581	(225,072)	(504,761)	729,833	—
Charge-off	—	—	(43,533)	—	—	(99,592)	—
Disposal	(16)	(422)	(47,365)	—	(1,718)	(171,421)	(1,571)
Net increase (decrease)	350,803	(951,729)	(126,566)	3,903,829	(564,548)	(2,557)	(31,788)

Ending balance	140,159,478	15,094,105	776,905	210,375,765	9,699,793	1,930,915	1,113,788

	For the three-month period ended March 31, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147
Transfer to 12-month expected credit losses	261,767	(261,618)	(149)	5,509,154	(5,500,446)	(8,708)	—
Transfer to lifetime expected credit losses	(388,310)	389,927	(1,617)	(6,088,599)	6,132,901	(44,302)	—
Transfer to credit-impaired financial assets	(38,976)	(76,603)	115,579	(334,016)	(757,977)	1,091,993	—
Charge-off	—	—	(76,260)	—	—	(219,385)	—
Disposal	—	—	(22,615)	(16)	(2,140)	(241,401)	(1,571)
Net increase (decrease)	(349,048)	19,145	16,219	3,905,584	(1,497,132)	(112,904)	(31,788)

Ending balance	10,657,318	1,106,969	311,130	361,192,561	25,900,867	3,018,950	1,113,788

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month period ended March 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	3,207,910	(3,202,688)	(5,222)	1,219,158	(1,219,084)	(74)	—
Transfer to lifetime expected credit losses	(4,374,213)	4,401,063	(26,850)	(1,373,553)	1,392,914	(19,361)	—
Transfer to credit-impaired financial assets	(77,277)	(166,971)	244,248	(207,727)	(319,573)	527,300	—
Charge-off	—	—	(67,489)	—	—	(36,051)	—
Disposal	—	(8,912)	(72,520)	(82)	(7,560)	(162,828)	(40,077)
Net increase (decrease)	557,570	(806,580)	(21,614)	5,952,431	(619,985)	(115,410)	180,297

Ending balance	132,126,971	14,930,308	692,639	194,202,255	9,848,099	1,050,420	908,707

	For the three-month period ended March 31, 2024
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	227,107	(227,000)	(107)	4,654,175	(4,648,772)	(5,403)	—
Transfer to lifetime expected credit losses	(437,044)	438,077	(1,033)	(6,184,810)	6,232,054	(47,244)	—
Transfer to credit-impaired financial assets	(27,983)	(68,968)	96,951	(312,987)	(555,512)	868,499	—
Charge-off	—	—	(82,732)	—	—	(186,272)	—
Disposal	—	—	(10,707)	(82)	(16,472)	(246,055)	(40,077)
Net increase (decrease)	(560,617)	(118,186)	22,693	5,949,384	(1,544,751)	(114,331)	180,297

Ending balance	10,488,531	1,007,534	278,416	336,817,757	25,785,941	2,021,475	908,707

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Cash Management Account asset (CMA asset)	125,000	120,000
Receivables	15,665,371	6,411,884
Accrued income	1,828,410	1,779,310
Telex and telephone subscription rights and refundable deposits	761,560	778,986
Domestic exchange settlement debit	588,688	441,992
Other assets	449,610	452,760
Allowance for credit losses	(225,770)	(213,014)

Total	19,192,869	9,771,918

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(20,934)	(22,020)	(170,060)	(213,014)
Transfer to 12-month expected credit losses	(294)	274	20	—
Transfer to lifetime expected credit losses	224	(283)	59	—
Transfer to credit-impaired financial assets	561	7,089	(7,650)	—
Reversal (provision) of loss allowance	(12,814)	(3,800)	1,242	(15,372)
Charge-off	—	—	2,302	2,302
Disposal	—	—	225	225
Others	174	(5)	(80)	89

Ending balance	(33,083)	(18,745)	(173,942)	(225,770)

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(355)	343	12	—
Transfer to lifetime expected credit losses	208	(255)	47	—
Transfer to credit-impaired financial assets	108	1,808	(1,916)	—
Reversal (provision) of loss allowance	453	(3,217)	(314)	(3,078)
Charge-off	—	—	605	605
Disposal	—	—	592	592
Others	1,587	(2)	(4,388)	(2,803)

Ending balance	(7,018)	(18,385)	(135,561)	(160,964)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,435,449	99,254	450,229	9,984,932
Transfer to 12-month expected credit losses	11,285	(11,262)	(23)	—
Transfer to lifetime expected credit losses	(14,135)	14,198	(63)	—
Transfer to credit-impaired financial assets	(4,314)	(19,571)	23,885	—
Charge-off	—	—	(2,302)	(2,302)
Disposal	—	—	(260)	(260)
Net increase (decrease)	9,430,807	14,975	(9,513)	9,436,269

Ending balance	18,859,092	97,594	461,953	19,418,639

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	12,937	(12,925)	(12)	—
Transfer to lifetime expected credit losses	(19,124)	19,196	(72)	—
Transfer to credit-impaired financial assets	(3,244)	(9,197)	12,441	—
Charge-off	—	—	(605)	(605)
Disposal	—	(3)	(630)	(633)
Net increase (decrease)	2,249,270	9,699	2,493	2,261,462

Ending balance	14,750,464	118,668	167,768	15,036,900

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	109,643	—	—	109,643
Debt securities	4,579,580	2,152,062	13,591	6,745,233
Equity securities	25,647	—	416,161	441,808
Capital contributions	—	2,811	2,900,537	2,903,348
Beneficiary certificates	196,260	2,662,771	2,134,032	4,993,063
Loans	—	158,379	34,523	192,902
Derivative assets	—	8,187,918	1,168	8,189,086
Other financial assets in foreign currency	—	—	48,230	48,230
Others	—	—	238,685	238,685

Sub-total	4,911,130	13,163,941	5,786,927	23,861,998

Financial assets at FVTOCI
Debt securities	15,445,564	26,650,954	—	42,096,518
Equity securities	342,433	—	572,690	915,123

Sub-total	15,787,997	26,650,954	572,690	43,011,641

Derivative assets (designated for hedging)	—	182,420	—	182,420

Total	20,699,127	39,997,315	6,359,617	67,056,059

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	109,773	—	—	109,773
Derivative liabilities	—	7,626,865	—	7,626,865
Securities sold	200,333	—	—	200,333

Sub-total	310,106	7,626,865	—	7,936,971

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	567,820	—	567,820

Derivative liabilities (designated for hedging)	—	85,618	—	85,618

Total	310,106	8,280,303	—	8,590,409

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	73,951	—	—	73,951
Debt securities	4,304,048	2,489,883	7,357	6,801,288
Equity securities	22,414	—	398,899	421,313
Capital contributions	—	4,185	2,853,513	2,857,698
Beneficiary certificates	156,898	2,301,044	2,105,160	4,563,102
Loans	—	69,401	34,776	104,177
Derivative assets	—	10,093,344	1,188	10,094,532
Other financial assets in foreign currency	—	—	48,345	48,345
Others	—	—	238,266	238,266

Sub-total	4,557,311	14,957,857	5,687,504	25,202,672

Financial assets at FVTOCI
Debt securities	14,117,592	28,805,079	—	42,922,671
Equity securities	315,640	—	559,434	875,074

Sub-total	14,433,232	28,805,079	559,434	43,797,745

Derivative assets (designated for hedging)	—	175,191	—	175,191

Total	18,990,543	43,938,127	6,246,938	69,175,608

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,090,696	1,402	9,092,098
Securities sold	182,478	—	—	182,478

Sub-total	256,683	9,090,696	1,402	9,348,781

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,815	—	102,815

Total	256,683	9,741,327	1,402	9,999,412

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of March 31, 2025 and December 31, 2024 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread or applying the market interest rate applied to entities with similar creditworthiness to the issuer of debt securities.	Risk-free market rate, credit spread
Equity securities and beneficiary certificates	Fair value is measured by using the net asset value method, FCFE(Free Cash Flow to Equity Mode), Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, LSMC(Least-Squares Monte Carlo), and Hull-White model.	Values of underlying assets such as bond, risk-free market rate, market risk premium, corporate Beta, discount rate originated from credit grade, volatility of stocks , volatility of interest rate
Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume, etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of March 31, 2025 and December 31, 2024 are as follows :

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and risk-adjusted discount rate method (Tsiveriotis-Fernandes).	Discount rate, volatility of stock, risk-free market rate, credit spread
Stocks, capital contributions and beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, PBR, PSR, etc.
Derivatives	Fair value is measured by models such as option model.	Correlation coefficient, stock price, volatility, etc.
Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.	Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

March 31, 2025
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	25.04%~71.57%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	3.81%~5.62%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	25.15%, 29.99%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	18.49%	Fair value increases as discount rate decreases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	21.15%~39.22%	Variation of fair value increases as volatility and stock price increases.
	DCF model and others		Discount rate	5.55%~16.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Volatility of stock	21.21%	Variation of fair value increases as volatility increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	20.83%~39.60%	Variation of fair value increases as volatility and stock price increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

December 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	28.09%~88.35%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	4.17%~5.98%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock prices, Volatility of underlying asset	25.71%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility of stock	29.30%	Variation of fair value increases as volatility increases.
			Discount rate	6.45%~15.56%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	7,357	(796)	—	7,030	—	—	13,591
Equity securities	398,899	(1,576)	—	31,564	(5,076)	(7,650)	416,161
Capital contributions	2,853,513	3,901	—	109,908	(66,785)	—	2,900,537
Beneficiary certificates	2,105,160	14,335	—	46,087	(31,550)	—	2,134,032
Loans	34,776	7	—	2	(262)	—	34,523
Derivative assets	1,188	33	—	—	(53)	—	1,168
Other foreign currency financial assets	48,345	(115)	—	—	—	—	48,230
Others	238,266	4,263	—	—	(3,844)	—	238,685

Sub-total	5,687,504	20,052	—	194,591	(107,570)	(7,650)	5,786,927

Financial assets at FVTOCI
Equity securities	559,434	—	18,796	—	(10)	(5,530)	572,690

Total	6,246,938	20,052	18,796	194,591	(107,580)	(13,180)	6,359,617

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,402	—	—	—	(1,402)	—	—

Total	1,402	—	—	—	(1,402)	—	—

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 27,354 million Won for the period ended March 31, 2025, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month period ended March 31, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	3,580	—	—	—	—	7,810
Equity securities	353,279	(3,997)	—	13,222	(73)	1,947	364,378
Capital contributions	2,459,646	20,283	—	108,522	(58,219)	—	2,530,232
Beneficiary certificates	1,705,965	14,392	—	92,946	47,808	(6,021)	1,855,090
Loans	56,002	47	—	178,807	(182,575)	—	52,281
Derivative assets	129,138	1,462	—	—	(71,985)	—	58,615
Other foreign currency financial assets	42,408	1,888	—	—	—	—	44,296
Others	183,274	1,687	—	—	(1,000)	—	183,961

Sub-total	4,933,942	39,342	—	393,497	(266,044)	(4,074)	5,096,663

Financial assets at FVTOCI
Equity securities	548,164	—	(21,588)	74	—	—	526,650
Loans	—	—	(18)	193,450	(91,901)	—	101,531

Sub-total	548,164	—	(21,606)	193,524	(91,901)	—	628,181

Total	5,482,106	39,342	(21,606)	587,021	(357,945)	(4,074)	5,724,844

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	3,383	—	—	(541)	—	4,836

Total	1,994	3,383	—	—	(541)	—	4,836

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 24,719 million Won for the period ended March 31, 2024, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 6,359,617 million Won and 6,248,340 million Won as of March 31, 2025 and December 31, 2024, respectively, equity instruments of 4,914,444 million Won and 5,655,401 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of March 31, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

	March 31, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)(*4)	49	(50)	—	—
Loans (*2)	219	(214)	—	—
Debt securities (*3)	476	(348)	—	—
Equity securities (*4) (*5) (*6)	18,586	(13,520)	—	—
Beneficiary certificates (*5)(*6)	863	(858)	—	—
Others (*4)	3,461	(3,235)	—	—
Financial assets at FVTOCI
Equity securities (*5) (*7)	—	—	51,939	(36,195)

Total	23,654	(18,225)	51,939	(36,195)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation rate or discount rate, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%p~1%p), which are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%,
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%p~10%p) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~1%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets and discount rate by 1%.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are major unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	50	(51)	—	—
Loans (*2)	155	(152)	—	—
Debt securities (*3)	469	(435)	—	—
Equity securities (*2) (*4) (*5)	19,824	(14,380)	—	—
Beneficiary certificates (*6)	706	(705)	—	—
Others (*4) (*6)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*5)(*6)(*7)	—	—	47,087	(32,879)

Total	23,758	(18,125)	47,087	(32,879)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes are calculated by increasing or decreasing growth rate (0%~1%) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.
(*3)	Fair value changes are calculated by increasing or decreasing stock price volatility by 10%, which are major unobservable variables.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which are underlying assets and discount rate by 1%p.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,718,249	15,349,940	9,991	19,078,180	19,064,424
Loans and other financial assets at amortized cost	—	16,956,863	395,123,189	412,080,052	409,496,153
Financial liabilities:
Deposits due to customers	—	368,936,163	—	368,936,163	368,475,940
Borrowings	—	29,946,920	445,832	30,392,752	30,378,783
Debentures	—	47,163,406	—	47,163,406	46,952,728
Other financial liabilities (*)	—	37,628,231	1,311,464	38,939,695	39,731,657

(*)	Lease liabilities are excluded as of March 31, 2025.

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,384	15,894,576	9,991	19,146,951	19,203,177
Loans and other financial assets at amortized cost	—	7,149,151	393,995,021	401,144,172	398,471,816
Financial liabilities:
Deposits due to customers	—	367,128,451	—	367,128,451	366,821,156
Borrowings	—	29,622,705	432,561	30,055,266	30,117,031
Debentures	—	48,273,103	—	48,273,103	48,207,103
Other financial liabilities (*)	—	30,201,229	809,007	31,010,236	31,786,960

(*)	Lease liabilities are excluded as of December 31, 2024.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	109,643	—	2,571,370	—	2,681,013
Securities	15,320,464	43,011,641	19,064,424	—	77,396,529
Loans	192,902	—	387,731,914	—	387,924,816
Derivative assets	8,189,086	—	—	182,420	8,371,506
Other financial assets	49,903	—	19,192,869	—	19,242,772

Total	23,861,998	43,011,641	428,560,577	182,420	495,616,636

	March 31, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	109,773	567,820	368,475,940	—	369,153,533
Borrowings	200,333	—	30,378,783	—	30,579,116
Debentures	—	—	46,952,728	—	46,952,728
Derivative liabilities	7,626,865	—	—	85,618	7,712,483
Other financial liabilities (*)	—	—	39,731,656	—	39,731,656

Total	7,936,971	567,820	485,539,107	85,618	494,129,516

(*)	Lease liabilities are excluded as of March 31, 2025.

	December 31, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	73,951	—	2,630,604	—	2,704,555
Securities	14,879,996	43,797,745	19,203,177	—	77,880,918
Loans	104,177	—	386,069,294	—	386,173,471
Derivative assets	10,094,532	—	—	175,191	10,269,723
Other financial assets	50,016	—	9,771,918	—	9,821,934

Total	25,202,672	43,797,745	417,674,993	175,191	486,850,601

	December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	74,205	547,816	366,821,156	—	367,443,177
Borrowings	182,478	—	30,117,031	—	30,299,509
Debentures	—	—	48,207,103	—	48,207,103
Derivative liabilities	9,092,098	—	—	102,815	9,194,913
Other financial liabilities (*)	—	—	31,786,960	—	31,786,960

Total	9,348,781	547,816	476,932,250	102,815	486,931,662

(*)	Lease liabilities are excluded as of December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2025-02-28
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2025-03-31
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2025-02-28
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	—	23.1	Korea	—
K BANK Co., Ltd. (*2) (*4)	Finance	12.0	12.0	Korea	2025-02-28
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2025-03-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2025-03-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2025-03-31
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2024-12-31
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2025-03-31
Orient Shipyard Co., Ltd. (*3) (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2024-12-31
Win Mortgage Co., Ltd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2024-12-31
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2025-03-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2025-03-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2025-03-31
SF CREDIT PARTNERS, LLC (*2)	Other financial services	10.0	10.0	United States	2025-03-31
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2025-03-31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2025-03-31
Woori Smart General Private Equity Investment Trust 1 (bond)	Collective investment business	28.6	28.6	Korea	2025-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2025	December 31, 2024	Location	Financial statements as of
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2025-03-31
Woori General Private Securities Investment Trust No. 5 (bond)	Collective investment business	28.6	28.6	Korea	2025-03-31
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	Collective investment business	8.7	9.1	Korea	2025-03-31
Woori General Private Securities Investment Trust No. 6 (bond)	Collective investment business	28.6	28.6	Korea	2025-03-31
Woori General Private Securities Investment Trust No. 7 (bond)	Collective investment business	28.6	28.6	Korea	2025-03-31
Woori Smart General Private Equity Investment Trust No.1 (bond) (*11)	Collective investment business	28.4	28.4	Korea	2025-03-31
Woori Future Energy Private Special Asset Investment Trust(General) No.1 (*11)	Collective investment business	16.0	16.0	Korea	2025-03-31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2025-03-31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2025-03-31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2025-03-31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2025-03-31
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2025-03-31
Woori Asset Management Co. Ltd.
Woori Together TDF 2025	Collective investment business	20.9	24.7	Korea	2025-03-31
Woori Together TDF 2050 (*11)	Collective investment business	21.3	—	Korea	2025-03-31
Woori Together TDF 2030 (*7)	Collective investment business	—	22.2	Korea	—
Woori USD Treasury Target Return Bond FoF (*7)	Collective investment business	—	23.9	Korea	—
Woori Together TDF 2035 (*7)	Collective investment business	—	22.5	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF (*2)	Other financial services	4.0	4.0	Korea	2025-03-31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2025-03-31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2025-03-31
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*2) (*11)	Other financial services	5.1	5.1	Korea	2025-03-31
Woori Eugene Energy Link Private Equity Fund (*2)(*11)	Other financial services	0.7	—	Korea	2025-03-31
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2	Collective investment business	35.9	35.9	Korea	2025-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2025	December 31, 2024	Location	Financial statements as of
Capstone Special Restructuring Private Investment Trust No.4 (*11)	Collective investment business	46.2	—	Korea	2025-03-31

Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*8)	Asset Management	37.5	37.5	Korea	2025-03-31
KTBN Venture Fund No.8 (*9)	Asset Management	21.7	21.7	Korea	2025-03-31
KTBN Digital Contents Korea Fund No.9 (*9)	Asset Management	30.0	30.0	Korea	2025-03-31
KTBN Media Contents Fund (*10)	Asset Management	15.0	15.0	Korea	2025-03-31
KTB China Synergy Fund (*10)	Asset Management	15.1	15.1	Korea	2025-03-31
NAVER-KTB Audio Contents Fund (*10)	Asset Management	1.0	1.0	Korea	2025-03-31
KTBN Venture Fund No.13 (*10)	Asset Management	19.6	19.6	Korea	2025-03-31
KTBN Future Contents Fund (*10)	Asset Management	13.3	13.3	Korea	2025-03-31
KTBN Venture Fund No.16 (*10)	Asset Management	10.3	10.3	Korea	2025-03-31
KTBN Venture Fund No.18 (*10)	Asset Management	10.1	10.1	Korea	2025-03-31
KB-KTB Technology Venture Fund (*10)	Asset Management	18.2	18.2	Korea	2025-03-31
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2025-03-31
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2025-03-31
KTBN GI Private Equity Fund (*10)	Asset Management	5.0	5.0	Korea	2025-03-31
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2025-03-31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2025-01-31
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2025-02-28
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2025-03-31
Jinmyung Plus Co., Ltd. (*3)(*4)	Manufacturing	21.3	21.3	Korea	2024-12-31
Rea Company (*3)(*4)	Manufacturing	26.1	26.1	Korea	2024-12-31
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.1	20.1	Korea	—
MARKET&FARM CO.,LTD. (*3)	Wholesale and commodity brokerage	23.7	23.7	Korea	2025-03-31
SAMJI TEXTILE CO.,LTD. (*3)(*4)	Wholesale and commodity brokerage	29.8	29.8	Korea	2024-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2025	December 31, 2024	Location	Financial statements as of
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund	Other financial services	23.4	23.4	Korea	2025-03-31
HMS-Oriens 1st Fund (*7)	Other financial services	—	22.8	Korea	—
Woori Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2025-03-31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2025-03-31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2025-03-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2025-03-31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2025-03-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2025-03-31
IGEN2023No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2025-03-31
PCC-Woori LP Secondary Fund	Other financial services	38.9	38.9	Korea	2025-03-31
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2025-03-31
Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*5)
Healthcare Investment Fund (*11)	Collective investment business	28.8	—	Korea	2025-03-31
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	Collective investment business	2.7	2.3	Korea	2025-03-31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund(*6)	Other financial services	34.6	34.6	Korea	2025-03-31
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund	Other financial services	19.5	19.5	Korea	2025-03-31
Woori Venture Partners Co., Ltd., Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3rd	Collective investment business	1.9	2.3	Korea	2025-03-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2025	December 31, 2024	Location	Financial statements as of
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2025-03-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.1	32.9	Korea	2025-03-31
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company	Collective investment business	19.9	19.9	Korea	2025-03-31

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2025 and December 31, 2024.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of March 31, 2025 and December 31, 2024.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.
(*7)	It was excluded from associates in current period.
(*8)	It has been liquidating as of March 31, 2025.
(*9)

In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	March 31, 2025
W Service Networks Co., Ltd.	108	204	(28)	—	—	(5)	—	171
Korea Credit Bureau Co., Ltd.	3,313	9,001	442	—	—	(90)	—	9,353
Korea Finance Security Co., Ltd.	3,267	3,616	29	—	—	—	—	3,645
K BANK Co., Ltd.	224,657	262,250	(1,869)	—	—	—	162	260,543
Partner One Value Up I Private Equity Fund	5,039	2,123	(31)	—	—	—	—	2,092
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	2,263	(8)	—	—	—	—	2,255
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,532	4,532	—	—	—	—	—	4,532
LOTTE CARD Co., Ltd.	346,810	575,580	5,012	—	—	(7,743)	207	573,056
Union Technology Finance Investment Association	13,449	11,770	(2,385)	—	—	—	—	9,385
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Win Mortgage Co., Ltd.	23	135	(31)	—	—	(9)	—	95
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,847	64	—	—	—	—	10,911
BTS 2nd Private Equity Fund	8,146	7,799	(42)	—	—	—	—	7,757
STASSETS FUND III	12,000	11,178	(49)	—	—	—	—	11,129
SF CREDIT PARTNERS, LLC	13,059	16,000	159	—	—	—	(35)	16,124
Japanese Hotel Real Estate Private Equity Fund No.2	3,154	2,805	45	—	(12)	(38)	84	2,884
Woori Seoul Beltway Private Special Asset Fund No.1	16,975	16,076	140	1,049	—	(134)	—	17,131
Woori Smart General Private Equity Investment Trust 1 (bond)	40,000	41,783	513	—	—	—	—	42,296
Woori Asset Global Partnership Fund No.5	52,500	54,977	118	—	—	—	—	55,095
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,024	817	—	—	—	—	60,841
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,493	142	—	—	(603)	—	10,032
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	42,090	549	—	—	(2,552)	—	40,087
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	41,116	610	—	—	—	—	41,726
Woori Smart General Private Equity Investment Trust No.1 (bond)	40,000	40,477	457	—	—	—	—	40,934
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	160	46	—	—	—	—	206
Darwin Green Packaging Private Equity Fund	4,000	3,904	—	—	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	20,000	19,235	(387)	—	—	—	—	18,848
Woori FirstValue Private Real Estate Fund No.2	9,000	567	1	—	—	—	—	568
Woori Together TDF 2025	3,000	3,577	31	—	—	—	—	3,608
Woori Together TDF 2050	2,600	—	(141)	—	3,005	—	—	2,864
Woori Together TDF 2030	3,000	3,724	35	—	(3,759)	—	—	—
Woori USD Treasury Target Return Bond FoF	200	220	1	—	(221)	—	—	—
Woori Together TDF 2035	3,000	3,448	39	—	(3,487)	—	—	—
Australia Green Energy 1st PEF	4,913	5,264	(14)	—	—	—	—	5,250
Aarden Woori Apparel 1st Private Equity Fund	100	95	23	—	—	—	—	118
Woori Dyno 1st Private Equity Fund	2,000	2,849	(5)	—	—	—	—	2,844

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	March 31, 2025
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,200	1,996	6	200	—	—	—	2,202
Woori Eugene Energy Link Private Equity Fund	500	—	(25)	500	—	—	—	475
KCLAVIS NPL Investment Trust NO 1-2	15,000	15,422	419	—	—	—	—	15,841
Capstone Special Restructuring Private Investment Trust No.4	15,000	—	—	15,000	—	—	—	15,000
KTB-KORUS FUND	337	1,789	—	—	—	—	—	1,789
KTBN Venture Fund No.8	195	1,529	—	—	—	—	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,006	6	—	—	—	—	5,012
KTBN Media Contents Fund	—	154	—	—	—	—	—	154
KTB China Synergy Fund	12,400	18,949	(177)	—	—	—	—	18,772
NAVER-KTB Audio Contents Fund	300	248	—	—	—	—	—	248
KTBN Venture Fund No.13	4,400	15,659	61	—	—	—	—	15,720
KTBN Future Contents Fund	3,472	4,193	140	—	-528	—	—	3,805
KTBN Venture Fund No.16	12,200	15,853	1,023	—	—	—	—	16,876
KTBN Venture Fund No.18	27,075	25,506	(27)	—	—	—	—	25,479
KB-KTB Technology Venture Fund	10,000	9,350	(107)	—	—	—	—	9,243
WOORI 2022 Scaleup Venture Fund	27,720	17,809	149	6,776	—	—	—	24,734
WOORI 2022 Start-up Venture Fund	13,100	12,773	(62)	—	—	—	—	12,711
KTBN GI Private Equity Fund	—	5	—	—	—	—	—	5
Chirochem	250	104	57	—	—	—	—	161
Godo Kaisha Oceanos 1	6,473	7,347	1,743	—	(4,327)	(37)	106	4,832
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	9	3	—	—	—	—	12
Rea Company (*)	—	—	—	—	—	—	—	—
Market&Farm Co., Ltd (*)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—
HMS-Oriens 1st Fund	—	14,880	—	—	(14,880)	—	—	—
Woori Senior Loan Private Placement Investment Trust No.1	17,595	17,517	195	—	—	(208)	—	17,504
Genesis Eco No.1 Private Equity Fund	12,000	10,847	129	—	—	—	—	10,976
Paratus Woori Material Component Equipment joint venture company	17,700	16,714	(64)	—	—	—	—	16,650
Midas No. 8 Private Equity Joint Venture Company	18,419	18,207	(64)	—	—	—	—	18,143
Orchestra Private Equity Fund IV	9,700	9,610	(37)	—	—	—	—	9,573
Synaptic Green No.1 PEF	8,000	7,499	(37)	—	—	—	—	7,462
IGEN2022No. 1 Private Equity Fund	7,422	7,972	918	—	—	(790)	—	8,100
PCC-Woori LP Secondary Fund	10,435	8,648	(52)	—	—	—	—	8,596
Synaptic Future Growth Private Equity Fund	6,325	7,685	(353)	—	(435)	—	—	6,897
Healthcare Investment Fund	3,000	—	(57)	—	3,000	—	—	2,943
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,849	4,011	79	—	—	—	—	4,090
Woori-Q Corporate Restructuring Private Equity Fund	29,627	34,007	(77)	—	—	—	—	33,930
NH Woori Newdeal Growth Alpha Private Equity Fund 1	44,512	55,539	227	—	(5,506)	(180)	—	50,080
Woori BIG SATISFACTION SHINJONG MMF 3rd	45,083	41,984	311	8,000	(2,003)	—	—	48,292
Woori-Shinyoung Growth-Cap Private Equity Fund I	16,555	29,696	664	—	(524)	—	—	29,836

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	March 31, 2025
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	5,204	481	—	—	—	—	5,685
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	33,919	230	—	—	—	—	34,149

	1,476,698	1,748,810	9,985	31,525	(29,677)	(12,389)	524	1,748,778

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 13 million Won in KG FASHION CO., LTD., 8 million Won for Market&Farm Co.,Ltd., 3 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 8 million Won for Market&Farm Co.,Ltd., 47 million Won for Orient Shipyard Co.,Ltd., 172 million Won in KG FASHION CO., LTD., 118 million Won for Rea Company, 669 million Won in JC Assurance No.2 Private Equity Fund.

	For the three-month period ended March 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2024
W Service Networks Co., Ltd.	108	216	(44)	—	—	(5)	—	167
Korea Credit Bureau Co., Ltd.	3,313	6,433	679	—	—	(90)	—	7,022
Korea Finance Security Co., Ltd.	3,267	3,285	145	—	—	—	—	3,430
K BANK Co., Ltd.	236,232	260,052	(1,577)	—	—	—	975	259,450
Partner One Value Up I Private Equity Fund	5,039	3,230	54	—	—	—	—	3,284
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,816	8,247	101	—	(540)	—	—	7,808
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,436	4,437	—	—	—	—	—	4,437
LOTTE CARD Co.,Ltd.	346,810	587,392	444	—	—	(15,591)	(9,983)	562,262
Union Technology Finance Investment Association	13,449	12,270	(307)	—	—	—	—	11,963
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	83	—	—	—	(87)	84
Win Mortgage Co., LTd.	23	105	(16)	—	—	(2)	—	87
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,540	77	—	—	—	—	10,617
BTS 2nd Private Equity Fund	7,026	4,838	56	1,800	—	—	—	6,694
STASSETS FUND III	9,000	8,406	(76)	—	—	—	—	8,330
SF CREDIT PARTNERS, LLC	13,059	12,845	344	—	—	—	553	13,742
Rea Company	—	—	—	—	—	—	—	—
ARAM CMC Co., Ltd.	—	—	—	—	—	—	—	—
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,688	4	—	—	(13)	(68)	2,611
Woori Seoul Beltway Private Special Asset Fund No.1	13,427	12,590	133	965	—	(129)	—	13,559
Woori General Private Securities Investment Trust (Bond) No.1	50,000	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	100,000	105,564	(755)	—	—	(4,202)	—	100,607
Woori Safe Plus General Type Private Investment Trust S-8 (Bond)	10,000	10,330	102	—	—	(429)	—	10,003
Woori General Private Securities Investment Trust (Bond) No.2	30,000	30,829	370	—	—	—	—	31,199
Woori Smart General Private Equity Investment Trust 1 (bond)	40,000	41,135	527	—	—	—	—	41,662
Woori General Private Securities Investment Trust (Bond) No.3	28,988	51,205	341	—	(21,510)	—	—	30,036
Woori Asset Global Partnership Fund No.5	22,500	22,071	248	—	—	—	—	22,319
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(256)	—	—	—	—	189

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month period ended March 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2024
DeepDive WOORI 2021-1 Financial Investment Fund	126	1,236	(463)	—	(96)	(266)	—	411
Darwin Green Packaging Private Equity Fund	4,000	3,957	(15)	—	—	—	—	3,942
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	2	—	—	—	—	562
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	97	—	3,245	—	—	3,342
Woori Together TDF 2030	3,000	3,324	128	—	—	—	—	3,452
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	298	—	(10,674)	—	—	—
Australia Green Energy 1st PEF	4,913	4,811	(9)	—	—	—	—	4,802
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	(6)	—	—	—	—	2,352
KTB-KORUS FUND	3,626	3,359	—	—	—	—	—	3,359
KTB China Platform Fund	17,023	16,059	441	—	—	—	—	16,500
KTBN Venture Fund No.7	16,972	16,044	(1)	—	—	(1,633)	—	14,410
KTBN Venture Fund No.8	3,325	2,511	(193)	—	—	(569)	—	1,749
KTBN Digital Contents Korea Fund No.9	5,329	5,597	70	—	—	—	—	5,667
KTBN Media Contents Fund	330	283	1	—	—	—	—	284
KTB China Synergy Fund	21,629	20,405	(701)	—	—	(3,296)	—	16,408
NAVER-KTB Audio Contents Fund	284	288	—	—	—	—	—	288
KTBN Venture Fund No.13	13,279	14,158	(26)	—	—	(1,801)	—	12,331
KTBN Future Contents Fund	3,892	4,561	(14)	—	—	—	—	4,547
KTBN Venture Fund No.16	17,546	18,561	(185)	—	—	—	—	18,376
KTBN Venture Fund No.18	26,308	26,970	(89)	—	—	—	—	26,881
KB-KTB Technology Venture Fund	7,755	7,600	(26)	—	—	—	—	7,574
WOORI 2022 Scaleup Venture Fund	14,000	13,578	(113)	—	—	—	—	13,465
WOORI 2022 Start-up Venture Fund	7,804	2,433	(44)	5,240	—	—	—	7,629
KTB-NHN China Private Equity Fund	1,272	3	(1)	—	—	—	—	2
KTBN GI Private Equity Fund	189	617	233	—	—	—	30	880
Chirochem	102	102	—	—	—	—	—	102
Daishin Balance No.18 Special Purpose Acquisition Company	700	—	(3)	700	—	—	122	819
Godo Kaisha Oceanos 1	10,800	7,978	—	—	—	—	(26)	7,952
Woori Zip 1	8,566	7,629	(3)	—	(134)	—	(197)	7,295
Woori Zip 2	11,841	10,695	(6)	—	(234)	—	(274)	10,181
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	2	—	—	—	—	16
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	(300)	—	(7,509)	—	—	—
HMS-Oriens 1st Fund	12,000	14,030	210	—	—	—	—	14,240
Woori Senior Loan Private Placement Investment Trust No.1	61,741	75,590	347	—	(12,653)	(916)	—	62,368
Genesis Eco No.1 Private Equity Fund	12,000	10,942	174	—	—	—	—	11,116
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(65)	—	—	—	—	16,914
Midas No. 8 Private Equity Joint Venture Company	18,537	18,465	(62)	—	—	—	—	18,403
Orchestra Private Equity Fund IV	9,700	9,555	161	—	—	—	—	9,716
Synaptic Green No.1 PEF	8,000	7,611	—	—	—	—	—	7,611

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

	For the three-month period ended March 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2024
IGEN2022No. 1 Private Equity Fund	7,422	7,983	260	—	—	(151)	—	8,092
PCC-Woori LP Secondary Fund	10,435	10,530	(96)	—	—	—	—	10,434
Synaptic Future Growth Private Equity Fund	7,359	7,069	504	64	—	—	—	7,637
Woori-Q Corporate Restructuring Private Equity Fund	17,441	20,283	(68)	—	—	—	—	20,215
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	33,481	(3,795)	—	—	—	—	29,686
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	32,987	4,500	—	—	—	—	37,487
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	3,200	2,543	(281)	1,000	229	—	—	3,491
Woori Short Term Government and Special Bank Bond Active ETF	12,008	12,286	118	—	—	—	—	12,404
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	29,821	439	—	—	—	—	30,260
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	—	564	60,000	—	—	—	60,564
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	—	58	10,000	—	—	—	10,058
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	—	153	40,000	—	—	—	40,153
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	202,701	—	1,996	—	203,695	—	—	205,691
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	2,000	—	52	2,000	—	—	—	2,052
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	2,004	—	17	511	1,484	(3)	—	2,009

	1,817,441	1,795,370	5,485	122,280	105,146	(31,266)	(8,955)	1,988,060

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 7 million Won for Orient Shipyard Co.,Ltd., 9 million Won in KG FASHION CO., LTD., 101 million Won in Rea Company, 12 million Won in ARAM CMC Co.,Ltd. and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 35 million Won for Orient Shipyard Co.,Ltd., 129 million Won in KG FASHION CO., LTD., 101 million Won in Rea Company, 12 million Won in ARAM CMC Co.,Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Lease assets	3,907,253	3,965,839
Prepaid expenses	415,310	359,638
Advance payments	197,781	194,881
Non-operational assets	45,895	44,430
Others	73,305	40,575

Total	4,639,544	4,605,363

14.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Financial instruments at fair value through profit or loss	7,936,971	9,348,781
Financial liabilities designated to be measured at FVTPL	567,820	547,816

Total	8,504,791	9,896,597

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Deposits
Gold banking liabilities	109,773	74,205
Borrowings
Securities sold	200,333	182,478
Derivative liabilities	7,626,865	9,092,098

Total	7,936,971	9,348,781

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Deposits due to customers
Time deposits	567,820	547,816

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under K-IFRS 1109 Financial Instrument, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025	For the three-month period ended March 31, 2024
Financial liabilities designated to be measured at FVTPL at the end of each period	567,820	169,839
Changes in fair value due to change in credit risk (*)	(35)	(606)
Accumulated change in fair value due to change in credit risk (*)	(1,866)	(606)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(*)

The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 35 million Won and 606 million Won during the three-month period ended March 31, 2025 and 2024, with an accumulated profit of 1,866 million Won and 606 million Won.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and maturity amount of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Carrying amount	567,820	547,816
Nominal amount at maturity	540,000	530,000
Difference	27,820	17,816

15.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Deposits in local currency:
Deposits on demand	9,014,918	7,880,603
Notice Deposit	116,452,302	115,527,487
Deposits at termination	177,718,261	175,380,553
Mutual installment	19,499	19,901
Deposits on notes payables	4,310,817	4,000,894
Deposits on CMA	125,836	120,666
Certificate of deposits	10,575,773	11,742,425
Other deposits	1,010,526	1,037,811

Sub-total	319,227,932	315,710,340

Deposits in foreign currencies:
Deposits in foreign currencies	49,127,208	50,988,673
Present value discount	(114,017)	(144,359)
Customers’ deposits for beneficiary	234,817	266,502

Total	368,475,940	366,821,156

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

16.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.3	2,209,307
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,204,559
Others	The Korea Development Bank and others	0.0 ~ 5.0	7,923,960

Sub-total			12,337,826
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.5 ~ 12.0	14,854,535
Bills sold	Others	0.0 ~ 2.7	3,094
Call money	Bank and others	1.7 ~ 7.0	1,363,690
Bonds sold under repurchase agreements	Nonghyup Bank and others	1.0 ~ 14.2	1,821,999
Present value discount			(2,361)

Total			30,378,783

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 5.6	7,955,941

Sub-total			12,103,126
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	15,081,035
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	1,530,767
Present value discount			(4,367)

Total			30,117,031

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2025		December 31, 2024
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	40,644,106	0.8 ~ 7.5	41,665,997
Subordinated bonds	1.9 ~ 5.1	4,427,030	1.9 ~ 5.1	4,421,380
Other bonds	2.1 ~ 17.0	1,999,142	1.6 ~ 17.0	2,250,672

Sub-total		47,070,278		48,338,049

Discounts on bonds		(117,550)		(130,946)

Total		46,952,728		48,207,103

(*)

Included debentures under fair value hedge amounting to 3,920,937 million won and 3,952,047 million won as of March 31, 2025 and December 31, 2024 respectively. Also, debentures under cash flow hedge amounting to 1,868,800 million won and 1,860,100 million won are included as of March 31, 2025 and December 31, 2024 respectively.

17.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Asset retirement obligation	104,908	97,772
Provisions for guarantees (*1)	68,761	71,470
Provisions for unused loan commitments	133,103	137,562
Other provisions (*2)	305,232	304,624

Total	612,004	611,428

(*1)	Provisions for guarantees include provision for financial guarantee of 46,625 million won and 48,785 million won as of March 31, 2025 and December 31, 2024, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	57,309	2,534	11,627	71,470
Transfer to 12-month expected credit loss	329	(329)	—	—
Transfer to expected credit loss for the entire period	(90)	90	—	—
Transfer to credit-impaired financial assets	(6)	(7)	13	—
Net provision (reversal) of unused amount	1,391	(675)	(3,335)	(2,619)
Others (*)	(86)	(4)	—	(90)

Ending balance	58,847	1,609	8,305	68,761

(*)	Recognized as a result of changes in financial guarantee liabilities.

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	81	(81)	—	—
Transfer to expected credit loss for the entire period	(50)	50	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision (reversal) of unused amount	3,041	(771)	177	2,447
Others (*)	896	5	—	901

Ending balance	74,646	2,003	7,402	84,051

(*)	Recognized as a result of changes in financial guarantee liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,218	24,896	4,448	137,562
Transfer to 12-month expected credit loss	6,289	(6,270)	(19)	—
Transfer to expected credit loss for the entire period	(2,403)	2,408	(5)	—
Transfer to credit-impaired financial assets	(317)	(166)	483	—
Net provision (reversal) of unused amount	(4,844)	3,305	(2,865)	(4,404)
Others	(55)	—	—	(55)

Ending balance	106,888	24,173	2,042	133,103

	For the three-month period ended March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	6,499	(6,469)	(30)	—
Transfer to expected credit loss for the entire period	(1,958)	1,964	(6)	—
Transfer to credit-impaired financial assets	(67)	(156)	223	—
Net provision (reversal) of unused amount	(1,718)	3,475	(333)	1,424
Others	534	133	207	874

Ending balance	112,065	25,275	293	137,633

(3)	Changes in asset retirement obligation for the three-month periods ended March 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2025	2024
Beginning balance	97,772	95,179
Provisions provided	857	3,181
Provisions used	(3,715)	(1,627)
Reversal of provisions unused	(69)	(223)
Unwinding of discount	295	287
Increase (decrease) of restoration expense, etc.	9,768	(593)

Ending balance	104,908	96,204

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of March 31,2025, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	Changes in other provisions for the three-month periods ended March 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2025	2024
Beginning balance	304,624	494,814
Provisions provided	2,400	12,207
Provisions used	(1,319)	(174,322)
Reversal of provisions unused	(228)	(2,342)
Foreign currencies translation adjustments	33	3,327
Others	(278)	575

Ending balance	305,232	334,259

(5)	Others

1)

The Group recognized provisions related to incomplete sales of Derivative Linked Fund (DLF) occurring in 2019 as the best estimate of expenditure, including fines, required to fulfill its current obligations.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds before the prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 246,486 million won and 246,422 million Won as of March 31, 2025 and 2024. In addition, The Group recognized provision amounting to 502 million Won and 781 million Won for estimated compensation of expected customer loss related to equity-linked securities as of March 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

18.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bond will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Present value of defined benefit obligation	1,845,135	1,751,605
Fair value of plan assets	(1,807,431)	(1,892,290)

Net defined benefit liabilities (assets)	37,704	(140,685)

(2)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2025	2024
Current service cost	38,373	35,593
Net interest expense	(2,190)	(3,475)

Cost recognized in net income	36,183	32,118

Remeasurements (*)	155,281	25,139

Cost recognized in total comprehensive income	191,464	57,257

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 2,192 million won, and 1,354 million won for the three-month periods ended March 31, 2025 and 2024, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

19.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Other financial liabilities:
Accounts payable	17,078,986	7,250,633
Accrued expenses	4,623,354	4,694,493
Borrowings from trust accounts	6,118,708	6,769,383
Agency business revenue	482,547	733,990
Foreign exchange payables	845,835	902,564
Domestic exchange settlement credits	2,224,346	7,592,473
Lease liabilities	528,413	527,090
Other miscellaneous financial liabilities	8,370,547	3,857,393
Present value discount	(12,666)	(13,968)

Sub-total	40,260,070	32,314,051

Other liabilities:
Unearned income	373,274	407,525
Other miscellaneous liabilities	454,441	388,973

Sub-total	827,715	796,498

Total	41,087,785	33,110,549

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

20.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		March 31, 2025
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	390,231	—	—	—	—	—	—
Forwards	3,580,000	—	—	28,090	—	—	390,865
Swaps	137,776,610	—	7,399	300,067	37	85,581	188,231
Purchase options	50,000	—	—	60	—	—	—
Written options	360,000	—	—	—	—	—	10,611
Currency:
Futures	1,496	—	—	—	—	—	—
Forwards	104,023,184	—	—	4,160,252	—	—	1,117,439
Swaps	84,155,453	175,021	—	3,695,618	—	—	5,916,525
Purchase options	221,829	—	—	3,830	—	—	—
Written options	312,246	—	—	—	—	—	3,194
Equity:
Futures	—	—	—	—	—	—	—
Forwards	326	—	—	186	—	—	—
Swaps	—	—	—	—	—	—	—
Purchase options	1,711	—	—	983	—	—	—
Written options	—	—	—	—	—	—	—

Total	330,873,086	175,021	7,399	8,189,086	37	85,581	7,626,865

		December 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	449,127	—	—	—	—	—	—
Forwards	3,530,000	—	—	52,855	—	—	274,980
Swaps	138,816,980	—	10,102	308,333	180	102,635	199,761
Purchase options	50,000	—	—	81	—	—	—
Written options	360,000	—	—	—	—	—	10,595
Currency:
Futures	2,837	—	—	—	—	—	—
Forwards	111,927,474	—	—	5,638,032	—	—	1,805,299
Swaps	85,880,218	165,089	—	4,089,265	—	—	6,796,459
Purchase options	175,221	—	—	4,779	—	—	—
Written options	265,182	—	—	—	—	—	3,603
Equity:
Futures	—	—	—	—	—	—	—
Forwards	1,520	—	—	182	—	—	—
Swaps	7,698	—	—	—	—	—	1,401
Purchase options	1,767	—	—	1,005	—	—	—
Written options	—	—	—	—	—	—	—

Total	341,468,024	165,089	10,102	10,094,532	180	102,635	9,092,098

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 14), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of March 31, 2025, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,792,889 million Won, and foreign currency loans amounting to 128,048 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the March 31, 2025, the Group has applied cash flow hedge on local currency denominated debentures amounting to 139,998 million won and debentures on foreign currency amounting to 1,728,802 million won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of March 31, 2025: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, EUR, and Korean Won in millions):

	March 31, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swap (KRW)	—	—	125,000	125,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	—	—	155,000	155,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

March 31, 2025
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.59% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,451.19

December 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.52% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,363.09

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	March 31, 2025
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,650,000,000	7,399	85,581	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	47,380
Interest rate Swap(KRW)	125,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	37	Derivative assets (designated for hedging)	142
Foreign currency translation risk and interest rate risk
Currency swap(USD)	870,000,000	101,582	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(4,509)
Foreign currency translation risk
Currency swap(USD)	100,000,000	30,231	—	Derivative assets (designated for hedging)	430
Currency swap(EUR)	194,780,000	43,208	—	Derivative assets (designated for hedging)	12,078
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,266,996	Foreign currency bond	3,024

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,675,000,000	10,102	102,635	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	5,265
Interest rate Swap(KRW)	155,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	180	Derivative assets (designated for hedging)	211
Foreign currency translation risk and interest rate risk
Currency swap(USD)	870,000,000	104,320	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	110,714
Foreign currency translation risk
Currency swap(USD)	100,000,000	29,861	—	Derivative assets (designated for hedging)	18,623
Currency swap(EUR)	194,780,000	30,908	—	Derivative assets (designated for hedging)	22,512
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,270,020	Foreign currency bond	(156,015)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	March 31, 2025
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,920,937	—	82,697	Debentures	(43,725)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,998	—	—	Debentures	(142)	(28)
Foreign currencies translation risk and interest rate risk
Debentures	—	1,273,219	—	—	Debentures	4,509	(7,518)
Foreign currencies translation risk
Debentures	—	455,583	—	—	Debentures	(12,508)	(6,164)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,266,996	—	—	Foreign operations net asset	(3,024)	(147,351)

(*1)  The accumulated profit on debentures on foreign currency amounted to 79,649 million won, and the accumulated loss on debentures on local currency amounted to 3,048 million won, as of March 31, 2025.

(*2)  After tax amount

	December 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,952,047	—	129,306	Debentures	(17,417)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,987	—	—	Debentures	(211)	(133)
Foreign currencies translation risk and interest rate risk
Debentures	—	1,275,768	—	—	Debentures	(110,714)	(7,825)
Foreign currencies translation risk
Debentures	—	444,345	—	—	Debentures	(41,134)	(7,479)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,270,020	—	—	Foreign operations net asset	156,015	(149,577)

(*1)

The accumulated profit on debentures on foreign currency amounted to 124,647 million Won, and the accumulated loss on debentures on local currency amounted to 4,659 million Won, as of December 31, 2024.

(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	3,655	Other net operating income(expense)

		For the three-month period ended March 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(3,434)	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2025
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	142	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(4,509)	—	1,771	Other net operating income (expense)	3,045	Other net operating income (expense)
	Foreign currencies translation risk	12,508	—	162	Other net operating income (expense)	(11,165)	Other net operating income (expense)

		For the three-month period ended March 31, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	446	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	29,825	—	2,625	Other net operating income (expense)	(26,978)	Other net operating income (expense)
	Foreign currencies translation risk	9,010	—	1,641	Other net operating income (expense)	(10,871)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		March 31, 2025
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	3,024	(798)	2,226	—	—

		March 31, 2024
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(49,576)	13,088	(36,488)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the three-month periods ended March 31, 2025 and 2024.

21.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2025	2024
Beginning balance	28	7,848
Amounts recognized in losses	(28)	(5,879)

Ending balance	—	1,969

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of March 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

22.	EQUITY

(1)	Details of equity as of March 31, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,411,343	3,810,435
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	79,601	79,601

Sub-total	934,100	934,100

Capital adjustments
Treasury stocks	(61,158)	(35,517)
Other adjustments (*1)	(1,647,748)	(1,699,038)

Sub-total	(1,708,906)	(1,734,555)

Accumulated other comprehensive income
Gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,374	1,348
Financial assets at FVTOCI	139,949	60,438
Changes in capital due to equity method	(1,510)	(1,886)
Gain (loss) on foreign currency translation of foreign operations	527,074	523,780
Gain (loss) on hedges of net investment in foreign operations	(147,351)	(149,577)
Remeasurements of defined benefit plan	(201,003)	(86,218)
Gain (loss) on valuation of cash flow hedge	(12,488)	(14,215)

Sub-total	306,045	333,670

Retained earnings (*2) (*3)	26,982,519	26,950,510
Non-controlling interest (*4)	1,795,225	1,798,433

Total	35,523,002	35,895,269

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,668,842 million Won and 2,392,542 million Won as of March 31, 2025 and December 31, 2024, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 554,990 million Won and 442,650 million Won as of March 31, 2025 and December 31, 2024 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,645,947 million Won and 1,645,947 million Won as of March 31, 2025 and December 31, 2024, respectively, are recognized as non-controlling interests. 36,457 million Won and 11,263 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the three-month periods ended March 31, 2025 and 2024, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	March 31, 2025	December 31, 2024
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	742,591,501 Shares	742,591,501 Shares
Capital stock	3,802,676 million Won	3,802,676 million Won

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2025	December 31, 2024
Securities in local currency	2020-02-06	—	3.34	—	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Issuance cost				(8,657)	(9,565)

Total				3,411,343	3,810,435

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	60,438	141,568	(31,953)	(30,104)	139,949
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	35	—	(9)	1,374
Changes in capital due to equity method	(1,886)	477	—	(101)	(1,510)
Gain (loss) on foreign currency translation of foreign operations	523,780	2,202	—	1,092	527,074
Gain (loss) on hedges of net investment in foreign operations	(149,577)	3,024	—	(798)	(147,351)
Remeasurement gain (loss) related to defined benefit plan	(86,218)	(155,281)	—	40,496	(201,003)
Gain (loss) on valuation of cash flow hedge	(14,215)	1,954	—	(227)	(12,488)

Total	333,670	(6,021)	(31,953)	10,349	306,045

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 996 million Won are due to disposal of equity securities during the period.

	For the three-month period ended March 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	(83,308)	(21,538)	30,433	5,281
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	606	—	(160)	446
Changes in capital due to equity method	3,471	(9,948)	—	2,683	(3,794)
Gain (loss) on foreign currency translation of foreign operations	15,579	128,454	—	(4,660)	139,373
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(49,576)	—	13,088	(71,238)
Remeasurement gain (loss) related to defined benefit plan	(24,262)	(25,119)	—	6,623	(42,758)
Gain (loss) on valuation of cash flow hedge	(20,806)	5,939	(239)	(19)	(15,125)

Total	18,926	(32,952)	(21,777)	47,988	12,185

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 491 million Won are due to disposal of equity securities during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Beginning balance	2,668,842	2,392,542
Planned provision of regulatory reserve (reversal) for credit loss	62,572	276,300

Ending balance	2,731,414	2,668,842

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2025	2024
Net income before regulatory reserve	654,556	838,911
Provision of regulatory reserve (reversal) for credit loss	62,572	55,958
Adjusted net income after the provision of regulatory reserve	591,984	782,953
Dividends to hybrid securities	(39,506)	(35,259)
Adjusted net income after regulatory reserve and dividends to hybrid securities	552,478	747,694
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	747	1,001

(6)	Changes in treasury stocks for the three-month periods ended March 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2025
	Beginning balance	Acquisition	Disposal etc.	Ending balance
Number of shares	3,082,276	1,550,000	—	4,632,276
Carrying value	35,517	25,641	—	61,158

	For the three-month period ended March 31, 2024
	Beginning balance	Acquisition	Disposal etc.	Ending balance
Number of shares	3,427,497	9,359,729	(9,363,295)	3,423,931
Carrying value	39,348	136,711	(136,750)	39,309

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

23.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 26, 2025. The financial statements include these unpaid dividends, which were paid in April 2025.

24.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Financial assets at FVTPL	55,959	57,653
Financial assets at FVTOCI	351,396	304,500
Financial assets at amortized cost:
Securities at amortized cost	137,852	174,404
Loans and other financial assets at amortized cost:
Interest on due from banks	142,661	166,700
Interest on loans	4,589,095	4,741,811
Interest of other receivables	28,206	24,433

Subtotal	4,759,962	4,932,944

Total	5,305,169	5,469,501

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Interest on deposits due to customers	2,208,418	2,371,219
Interest on borrowings	303,709	366,565
Interest on debentures	448,547	428,781
Other interest expense	87,934	101,824
Interest on lease liabilities	4,570	2,909

Total	3,053,178	3,271,298

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

25.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Fees and commission received for brokerage	42,380	48,859
Fees and commission received related to credit	44,474	44,489
Fees and commission received for electronic finance	31,501	31,534
Fees and commission received on foreign exchange handling	13,772	14,129
Fees and commission received on foreign exchange	27,452	27,649
Fees and commission received for guarantee	24,402	23,768
Fees and commission received on credit card	160,616	150,709
Fees and commission received on securities business	17,101	14,826
Fees and commission from trust management	64,649	60,715
Fees and commission received on credit information	2,679	2,615
Fees and commission received related to lease	239,363	205,707
Other fees	40,582	64,674

Total	708,971	689,674

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Fees and commissions paid	85,212	75,763
Credit card commission	106,211	107,140
Securities business commission	401	320
Others	5,713	3,520

Total	197,537	186,743

26.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Dividend income related to financial assets at FVTPL	55,279	54,365
Dividend income related to financial assets at FVTOCI	14,545	12,417

Total	69,824	66,782

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Dividend income recognized from assets held:
Equity securities	14,545	12,417

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

27.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Gain on financial instruments at fair value through profit or loss	212,408	516,052

Loss on credit risk fluctuation of financial instruments designated to be measured at FVTPL	(10,040)	(445)

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2025	2024
Financial assets at FVTPL	Securities	Gain on transactions and valuation	336,624	157,959
		Loss on transactions and valuation	(126,284)	(268,576)

		Sub-total	210,340	(110,617)

	Loans	Gain on transactions and valuation	1,212	1,513
		Loss on transactions and valuation	(72)	(755)

		Sub-total	1,140	758

	Other financial assets	Gain on transactions and valuation	3,318	3,723
		Loss on transactions and valuation	(7,275)	(3,336)

		Sub-total	(3,957)	387

		Sub-total	207,523	(109,472)

Derivatives (Held for trading) (*)	Interest rates derivatives	Gain on transactions and valuation	356,578	796,469
		Loss on transactions and valuation	(556,278)	(517,952)

		Sub-total	(199,700)	278,517

	Currency derivatives	Gain on transactions and valuation	2,338,103	4,399,697
		Loss on transactions and valuation	(2,133,574)	(4,032,644)

		Sub-total	204,529	367,053

	Equity derivatives	Gain on transactions and valuation	89	958,469
		Loss on transactions and valuation	(37)	(978,520)

		Sub-total	52	(20,051)

	Other derivatives	Gain on transactions and valuation	4	5
		Loss on transactions and valuation	—	—

		Sub-total	4	5

		Sub-total	4,885	625,524

Net, total			212,408	516,052

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The gains and losses on transactions of foreign exchange are described in Note 30. (2) and (3).

(3)	Details of gains or losses on credit risk fluctuation of financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Gain (Loss) on deposits

Gain (Loss) on fixed deposits	(10,040)	(445)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

28.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the three-month periods ended March 31
	2025	2024
Gain (Loss) on transactions of securities	33,257	20,476

29.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Reversal(provision) due to credit loss on financial assets measured at FVTOCI	(728)	259
Reversal for impairment loss due to credit loss on securities at amortized cost	90	528
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(441,886)	(363,428)
Reversal(provision) for guarantees	2,619	(2,447)
Reversal(provision) for unused loan commitment	4,404	(1,424)

Total	(435,501)	(366,512)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

30.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2025	2024
Employee benefits	Short-term employee benefits	Salaries	472,112	434,391
		Employee fringe benefits	145,246	163,399
	Share based payment		5,243	8,756
	Retirement benefit service costs		38,374	33,471
	Termination		169,392	(3,503)

	Subtotal		830,367	636,514

Depreciation and amortization			142,947	129,884
Other general and administrative expenses	Rent		32,019	31,276
	Taxes and public dues		52,414	54,154
	Service charges		63,725	60,688
	Computer and IT related		38,946	29,000
	Telephone and communication		25,515	22,002
	Advertising		25,597	24,088
	Printing		1,156	1,282
	Traveling		3,060	3,007
	Supplies		1,706	2,253
	Insurance premium		3,726	3,697
	Maintenance		5,925	6,048
	Water, light, and heating		5,603	5,626
	Vehicle maintenance		2,713	3,440
	Others		70,753	18,708

	Sub-total		332,858	265,269

	Total		1,306,172	1,031,667

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Gains on transactions of foreign exchange (*)	288,336	68,254
Gains related to derivatives (designated for hedging)	59,068	46,788
Gains on fair value hedged items	2,067	39,890
Others	95,639	72,721

Total	445,110	227,653

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Losses on transactions of foreign exchange (*1)	317,375	469,650
KDIC deposit insurance premium	130,370	120,868
Contribution to miscellaneous funds	130,108	134,508
Losses related to derivatives (Designated for hedging)	3,734	43,316
Losses on fair value hedged items	45,158	8,948
Others (*2)	296,108	251,613

Total	922,853	1,028,903

(*1)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

(*2)

Other expense includes 8,137 million Won and 6,547 million Won for intangible asset amortization cost and 156,954 million Won and 135,782 million Won for lease depreciation cost for the period ended March 31, 2025 and 2024, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2025 and December 31, 2024 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of March 31, 2025	938,305 shares
	As of December 31, 2024	1,105,292 shares
Number of shares granted (*2)	As of March 31, 2025	938,305 shares
	As of December 31, 2024	1,105,292 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		15,656 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		0.75 year
Number of shares remaining	As of March 31, 2025	960,777 shares
	As of December 31, 2024	960,777 shares
Number of shares granted (*2)	As of March 31, 2025	960,777 shares
	As of December 31, 2024	960,777 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		14,554 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		1.75 year
Number of shares remaining	As of March 31, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Number of shares granted (*2)	As of March 31, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		13,530 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Number of shares granted (*2)	As of March 31, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		12,577 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2025	262,203 shares
	As of December 31, 2024	—
Number of shares granted (*2)	As of March 31, 2025	262,203 shares
	As of December 31, 2024	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2025 and December 31, 2024, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 65,342 million Won and 62,557 million Won, respectively, including the carrying amount of liabilities related to key management of 12,902 million Won and 16,660 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

31.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Gains on valuation of investments in joint ventures and associates	16,226	14,849
Losses on valuation of investments in joint ventures and associates	(6,191)	(9,340)

Total	10,035	5,509

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Other non-operating incomes	23,179	11,746
Other non-operating expenses	(37,882)	(23,987)

Total	(14,703)	(12,241)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Rental fee income	5,311	4,381
Gains on disposal of investments in joint ventures and associates	16	312
Gains on disposal of Premises and equipment, intangible assets and other assets	375	299
Reversal of impairment losses of Premises and equipment, intangible assets and other assets	20	20
Others (*)	17,457	6,734

Total	23,179	11,746

(*)	‘Others’ for the three-month period ended March 31, 2025 include 3 million Won of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Depreciation on investment properties	1,397	3,779
Operating expenses on investment properties	321	611
Losses on disposal of investments in joint ventures and associates	191	9
Losses on disposal of Premises and equipment, intangible assets and other assets	387	843
Impairment losses of Premises and equipment, intangible assets and other assets	282	1,271
Donation	15,991	2,173
Others (*)	19,313	15,301

Total	37,882	23,987

(*)	Other special losses related to other provisions for the three-month periods ended March 31, 2025 and 2024 are 64 million Won and 10,003 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

32.	INCOME TAX EXPENSE

Details	of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Current tax expense:
Current tax expense with respect to the current period	231,853	190,104
Adjustments recognized in the current period in relation to the tax expense of prior periods	13,191	(7,092)
Income tax expense (income) directly attributable to other equity	(798)	13,088

Sub-total	244,246	196,100

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(45,368)	73,589
Income tax expense (income) directly attributable to equity	11,147	34,900
Others	14	457

Sub-total	(34,207)	108,946

Income tax expense	210,039	305,046

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2025, is 24.3% (The weighted average annual effective tax rate for the March 31, 2024, is 26.7%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

33.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2025	2024
Net income attributable to shareholders	616,691	824,001
Dividends to hybrid securities	(39,506)	(35,259)
Net income attributable to common shareholders	577,185	788,742
Weighted average number of common shares outstanding (Unit: million shares)	739	747
Basic EPS (Unit: Korean Won)	781	1,056

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended March 31, 2025
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	742,591,501	66,833,235,090
Treasury stocks	(3,082,276)	(277,404,840)
Acquisition of treasury stock	(1,550,000)	(28,250,000)

Sub-total (①)		66,527,580,250

Weighted average number of common shares outstanding (②=(①/90))		739,195,336

	For the year ended March 31, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	68,427,400,951
Treasury stocks	(3,427,497)	(311,902,227)
Acquisition and retirement of treasury stock etc.	(9,359,729)	(168,541,358)
Disposal of treasury stock	5,335	352,512

Sub-total (①)		67,947,309,878

Weighted average number of common shares outstanding (②=(①/91))		746,673,735

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

34.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Confirmed guarantees
Guarantee for loans	70,158	60,571
Acceptances	510,011	617,599
Guarantees in acceptances of imported goods	81,400	75,265
Other confirmed guarantees	10,456,215	10,337,850

Sub-total	11,117,784	11,091,285

Unconfirmed guarantees
Local letters of credit	193,849	167,580
Letters of credit	3,168,151	3,213,170
Other unconfirmed guarantees	1,534,947	1,558,187

Sub-total	4,896,947	4,938,937

Commercial paper purchase commitments and others	554,775	581,040

Total (*)	16,569,506	16,611,262

(*)	Includes financial guarantees of 4,510,094 million won and 4,156,790 million won as of March 31, 2025 and December 31, 2024, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2025	December 31, 2024
Loan commitments	136,176,990	133,863,588
Other commitments (*)	7,246,535	6,564,353

(*)

As of March 31, 2025 and December 31, 2024, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 2,569,300 million won and 1,992,030 million won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 902 cases (litigation value of 865,009 million Won) and 871 cases (litigation value of 862,669 million Won) as of March 31, 2025 and December 31, 2024 respectively, and provisions for litigations are 23,098 million Won and 23,233 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	Other commitments

1)	The obligations related to guaranteed completion with trust business as of March 31, 2025, are as follows (Unit: Korean Won in millions):

		cases	Initial PF Commitment Limit	Amount of PF Loans (*3)	Amount of unused PF limit (*4)	Amount of Trust Account Limit (*4)	Amount of Trust Account
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Not Yet Passed (non-fulfillment of the contractor’s completion guarantee obligation)	2	169,000	155,600	162,100	78,000	67,371
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Passed (including completed projects)	4	287,000	130,299	146,578	45,200	44,200
Redevelopment Land Trust	Our Obligation to Bear Responsibility for Completion (*2)	1	51,668	11,414	51,668	5,000	4,777
Total		7	507,668	297,313	360,346	128,200	116,348

(*1)

Responsible completion land trust is a trust in which the Woori Asset Trust Co., Ltd., subsidiary, is only liable to the lending financial institution for the completion guarantee obligation in case the contractor fails to fulfill the obligation. If the company is unable to fulfill the completion guarantee obligation, it is responsible for compensating the lending financial institution for any losses incurred.

(*2)

In redevelopment projects where the Korea Housing & Urban Guarantee Corporation guarantees project financing loans, the project operator is responsible for the completion guarantee obligation according to the standard project agreement terms of the Korea Housing & Urban Guarantee Corporation.

(*3)	Since the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

(*4)	The trust account limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

As of March 31, 2025, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 33 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 140,406 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

Since FY2023, An investigation has been conducted by Fair Trade Commission regarding Loan-To-Value ratio. Woori Bank, a subsidiary cannot reasonably estimate its impact on consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

35.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2025 and December 31, 2024, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month period ended March 31, 2025 and 2024 are as follows. Please refer to Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	Related parties	Account title	March 31, 2025	December 31, 2024
Associates	W Service Networks Co., Ltd.	Loans	59	51
		Deposits due to customers	1,207	3,054
		Accrued expenses	7	86
		Other liabilities	338	339

	Korea Credit Bureau Co., Ltd.	Loans	—	1
		Deposits due to customers	871	780
		Accrued expenses	—	13

	Korea Finance Security Co., Ltd.	Loans	3,031	3,225
		Loss allowance	(40)	(43)
		Deposits due to customers	1,466	1,145
		Other liabilities	5	3

	LOTTE CARD Co. Ltd.	Loans	14,665	27,913
		Account receivables	24	21
		Loss allowance	(28)	(297)
		Derivative asset	1,706	1,075
		Other assets	51	49
		Deposits due to customers	26,194	20,207
		Other liabilities	272	273

	K BANK Co., Ltd.	Loans	30	18
		Account receivables	49	32
		Other liabilities	165,574	193,719

	Others (*1)	Loans	24,359	38,819
		Loss allowance	(165)	(273)
		Other assets	60,699	66,088
		Deposits due to customers	2,829	3,575
		Other liabilities	1,353	232

(*1)	Others include Godo Kaisha Oceanos 1 and etc., as of March 31, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three-month period ended March 31
	Related parties	Account title	2025	2024
Associates	W Service Network Co., Ltd.	Other income	9	—
		Interest expenses	8	9
		Fees expenses	129	136
		Other expenses	266	280

	Korea Credit Bureau Co., Ltd.	Fees expenses	1,291	1,009
		Other expenses	20	25

	Korea Finance Security Co., Ltd.	Interest income	35	36
		Interest expenses	—	1
		Provision(Reversal) of allowance for credit loss	(1)	(13)
		Other expenses	6	7

	LOTTE CARD Co., Ltd.	Interest income	395	231
		Fees income	991	1,026
		Gain on derivatives	631	—
		Loss on derivatives	352	—
		Interest expenses	455	902
		Provision(Reversal) of allowance for credit loss	(269)	(241)

	K BANK Co., Ltd.	Fees income	88	38

	Others (*)	Interest income	124	198
		Fees income	3,101	6,560
		Dividend income	925	366
		Other income	2,289	2,269
		Interest expenses	2,597	3,679
		Other expenses	1,441	623
		Provision(Reversal) of allowance for credit loss	(108)	208

(*)	Others include Win Mortgage Co., Ltd. and etc., for the period ended March 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(3)	Major loan transactions with related parties for the three-month periods ended March 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2025
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	51	134	126	—	59
	Korea Credit Bureau Co., Ltd.	1	—	1	—	—
	Korea Finance Security Co., Ltd.	3,225	310	504	—	3,031
	LOTTE CARD Co., Ltd.	27,913	—	13,213	(35)	14,665
	K BANK Co., Ltd.	18	73	61	—	30
	Win Mortgage Co.,Ltd.	8	52	41	—	19
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,770	—	16,346	1,875	24,299

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the three-month period ended March 31, 2024
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	170	216	—	62
	Korea Credit Bureau Co., Ltd.	1	—	1	—	—
	Korea Finance Security Co., Ltd.	3,228	291	1,491	—	2,028
	LOTTE CARD Co., Ltd.	12,209	13,306	12,209	162	13,468
	K BANK Co., Ltd.	54	98	116	—	36
	Win Mortgage Co.,Ltd.	15	54	55	—	14
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	(1,297)	36,824
	Woori Zip 1	11,317	—	—	(287)	11,030
	Woori Zip 2	16,063	—	—	(408)	15,655

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(4)	Details of changes in major deposits due to customers with related parties for the three-month periods ended March 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2025
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	—	—	1,000
	Win Mortgage Co.,Ltd.	1,387	732	1,187	932

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the three-month period ended March 31, 2024
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,000	1,000	1,000
	Win Mortgage Co.,Ltd.	600	300	600	300

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the three-month periods ended March 31, 2025 and 2024.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2025	December 31, 2024	Warranty
Korea Finance Security Co., Ltd.	829	635	Unused loan commitment
Korea Credit Bureau Co., Ltd.	35	34	Unused loan commitment
W Service Network Co., Ltd.	121	129	Unused loan commitment
K BANK Co., Ltd.	270	282	Unused loan commitment
LOTTE CARD Co. Ltd.	498,300	498,400	Unused loan commitment
LOTTE CARD Co. Ltd.	1,686	1,691	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co.,Ltd.	30	42	Unused loan commitment

As of March 31, 2025 and December 31, 2024, the recognized payment guarantee provisions are 277 million Won and 272 million Won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

(7)	Amount of commitments with the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2025	December 31, 2024	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	15,906	15,906	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	1,854	1,854	Securities purchase commitment
STASSETS FUND III	3,000	3,000	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	3,443	3,443	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	29,900	30,949	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	60	60	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	97,500	97,500	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	148	148	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	33,600	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	350,000	350,000	Derivative commitment

(8)	Major investment and Recovery transactions

There are no major investment and recovery transactions with related parties for the three-month periods ended 2025 and 2024. Investment and recovery transactions of associates that are not treated as financial assets at fair value through profit or loss are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2025	2024
Short-term employee salaries	6,051	5,581
Retirement benefit service costs	314	392
Share-based compensation	1,849	2,879

Total	8,214	8,852

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 2,859 million won and 3,523 million won, as of March 31, 2025 and December 31, 2024 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 61,991 million won and 69,372 million won, respectively, as of March 31, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024 (UNAUDITED)

36.	EVENTS AFTER THE REPORTING PERIOD

(1)

On April 25, 2025, the Group’s Board of Directors has declared to pay a quarterly dividend of 200 Won per share (total dividend of 147,428 million Won) with the record date set as of May 10, 2025, and the dividends will be paid on May 30, 2025.

(2)

On August 28, 2024, the Group entered into a share purchase agreement with Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. On May 2, 2025, the Group received approval from the Financial Services Commission for subsidiary integration. And the procedure for subsidiary integration is underway.